

2019

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

January 24, 2019

Dear Fellow Shareholders:

We invite you to attend Applied Materials' 2019 Annual Meeting of Shareholders, which will be held on Thursday, March 7, 2019, at 11:00 a.m. Pacific Time at our corporate offices at 3050 Bowers Avenue, Building 1, Santa Clara, California 95054.

This year's proxy statement reflects our continued focus on our strategy, an engaged and effective Board, sound corporate governance and executive compensation practices, and regular dialogue with and responsiveness to our shareholders.

Financial Performance and Business Strategy

Fiscal 2018 marked Applied Materials' third consecutive year of record financial performance. We delivered double-digit revenue growth across all of our segments, despite challenging market conditions in the second half of the year. We are confident that longer-term growth drivers in both semiconductor and display remain firmly in place and will continue to create great opportunities for Applied Materials.

As more industries become increasingly dependent on technology and data to define their futures, Applied's core wafer fabrication equipment market is poised to be structurally larger and less volatile than it was in the past. We have also expanded our product portfolio to better address major technology inflections.

As we enter 2019, Applied is focused on expanding our role in the A.I.-Big Data era. Across the Company, we are taking a long-term perspective and will continue to prioritize our spending towards R&D to enable major technology inflections for our customers and drive growth and shareholder value.

Shareholder Engagement

We are committed to effective corporate governance that is informed by our shareholders, promotes the long-term interests of our shareholders, and strengthens Board and management accountability.

We have a robust shareholder outreach program that focuses on governance, compensation, environmental and sustainability issues of interest to our shareholders. The outreach is a recurring, year-round effort, led by a cross-functional team that includes members of our Investor Relations, Global Rewards, Diversity and Inclusion, Environmental Health and Safety and Legal functions, with participation of the Chairman of the Board where appropriate.

In response to shareholder feedback, in September 2018, we published our first Diversity and Inclusion (D&I) Report, which highlights our D&I strategy, practices and goals, and provides key diversity data, including the gender and ethnic composition of our workforce. The publication of this report reflects the importance of this issue to Applied and the valuable input that we received from our shareholders.

Thank you for your continued investment in and support of Applied Materials.

Sincerely,





Thomas J. Iannotti
Chairman of the Board

Gary E. Dickerson
President and Chief Executive Officer

3050 Bowers Avenue
Santa Clara, California 95054
Phone: (408) 727-5555

Mailing Address:
Applied Materials, Inc.
3050 Bowers Avenue
P.O. Box 58039
Santa Clara, California 95052-8039



NOTICE OF
2019 ANNUAL MEETING OF SHAREHOLDERS

Thursday, March 7, 2019
at 11:00 a.m. Pacific Time

The 2019 Annual Meeting of Shareholders of Applied Materials, Inc. will be held on Thursday, March 7, 2019, at 11:00 a.m. Pacific Time at our corporate offices at 3050 Bowers Avenue, Building 1, Santa Clara, California 95054.

Items of Business

1. To elect ten directors to serve for a one-year term and until their successors have been duly elected and qualified.

2. To approve, on an advisory basis, the compensation of our named executive officers for fiscal year 2018.

3. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2019.

4. To consider a shareholder proposal, if properly presented at the Annual Meeting.

5. To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

Your vote is important. You may vote via the Internet or by telephone, or if you requested to receive printed proxy materials, by signing, dating and returning your proxy card. If you are voting via the Internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on Wednesday, March 6, 2019. For specific voting instructions, please refer to the information provided in the following Proxy Statement, together with your proxy card or the voting instructions you receive by e-mail or that are provided via the Internet.

If you received a Notice of Internet Availability of Proxy Materials on how to access the proxy materials via the Internet, a proxy card was not sent to you, and you may vote only via the Internet, unless you have requested a paper copy of the proxy materials, in which case, you may also vote by telephone or by signing, dating and returning your proxy card. Shares cannot be voted by marking, writing on and returning the Notice of Internet Availability. Any Notices of Internet Availability that are returned will not be counted as votes. Instructions for requesting a paper copy of the proxy materials are set forth on the Notice of Internet Availability.

By Order of the Board of Directors

Christina Y. Lai
Corporate Secretary

Santa Clara, California
January 24, 2019

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on March 7, 2019: The Proxy Statement and Annual Report to Shareholders are available at *www.proxyvote.com*.

TABLE OF CONTENTS

Reconciliation of non-GAAP adjusted financial measures used in the Compensation Discussion and Analysis section and elsewhere in this Proxy Statement, other than as part of disclosure of target levels, can be found in the Appendix.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements, including those regarding anticipated growth and trends in our businesses and markets, industry outlooks, technology transitions, our business, strategies and financial performance, our development of new products, technologies and capabilities, and other statements that are not historical fact, and actual results could differ materially. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our 2018 Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. All forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof, and Applied Materials undertakes no obligation to update any such statements.

2019 PROXY STATEMENT SUMMARY

Your proxy is being solicited on behalf of the Board of Directors of Applied Materials, Inc. We are making this Proxy Statement available to shareholders beginning on January 24, 2019. This summary highlights information contained elsewhere in this Proxy Statement. We encourage you to read the entire Proxy Statement for more information prior to voting.

Annual Meeting of Shareholders

Date and Time:	March 7, 2019, 11:00 a.m. Pacific Time
Location:	Applied Materials, Inc., 3050 Bowers Avenue, Building 1, Santa Clara, California 95054
Record Date:	January 10, 2019
Voting:	Shareholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.
Attendance:	Shareholders and their duly appointed proxies may attend the meeting.

Proposals and Board Recommendations

	For More Information	Board Recommendation
Proposal 1 – Election of Directors Judy Bruner Stephen R. Forrest Scott A. McGregor Xun (Eric) Chen Thomas J. Iannotti Dennis D. Powell Aart J. de Geus Alexander A. Karsner Gary E. Dickerson Adrianna C. Ma	Pages 1 to 6	✓ FOR each Nominee
Proposal 2 – Executive Compensation Approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2018	Page 20	✓ FOR
Proposal 3 – Ratification of Registered Accounting Firm Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2019	Page 48	✓ FOR
Proposal 4 – Shareholder Proposal to Provide for Right to Act by Written Consent Shareholder proposal requesting that the Board take steps to permit shareholder action by written consent without a meeting	Pages 50 to 52	✗ AGAINST

Director Nominees

Name and Occupation	Age	Director Since	Independent	Committees
Judy Bruner Executive Vice President, Administration and Chief Financial Officer, SanDisk Corporation (retired)	60	2016	✓	Governance (Chair) Audit
Xun (Eric) Chen Partner, SB Investment Advisers (US), Inc.	49	2015	✓	Compensation Strategy
Aart J. de Geus Chairman of the Board of Directors, Co-Chief Executive Officer, Synopsys, Inc.	64	2007	✓	Strategy (Chair) Investment
Gary E. Dickerson President and Chief Executive Officer, Applied Materials, Inc.	61	2013		
Stephen R. Forrest Professor of Electrical Engineering & Computer Science, Physics, and Materials Science & Engineering, University of Michigan	68	2008	✓	Audit Strategy Investment
Thomas J. Iannotti Senior Vice President and General Manager, Enterprise Services, Hewlett-Packard Company (retired)	62	2005	✓	Compensation (Chair)
Alexander A. Karsner Managing Partner, Emerson Collective	51	2008	✓	Compensation Governance
Adrianna C. Ma Managing Partner, Fremont Group	45	2015	✓	Investment (Chair) Audit Governance
Scott A. McGregor President and Chief Executive Officer, Broadcom Corporation (retired)	62	2018	✓	Audit Strategy
Dennis D. Powell Executive Vice President, Chief Financial Officer, Cisco Systems, Inc. (retired)	71	2007	✓	Audit (Chair) Governance Investment

Board Practices and Composition

Ensuring the Board is composed of directors who possess a wide variety of relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of shareholders, is a top priority of the Board and the Corporate Governance and Nominating Committee. Our current Board composition reflects strong Board practices that support regular refreshment based on board needs and smooth succession planning.

Director Nominee Expertise



Semiconductor Industry and Technology 7
Financial and Accounting 3
Global Business 7
Strategy and Innovation 7
Operations and Infrastructure 5
Government Policy 2
M&A and Organizational Growth 6
Risk Management 7
Public Company Board Experience 9
Executive Leadership 7

Key Attributes

- ✓ Independent Board Chair
- ✓ 90% Director Independence
- ✓ Regular refreshment resulting in average director tenure of 7 years
- ✓ 4 new independent directors added since 2015



0-4 years
4
Directors
>10 years
3 Directors
5-10 years
3 Directors

Board Practices Support Thoughtful Board Composition

Board Composition to Support Company Strategy

The Board and the Corporate Governance and Nominating Committee regularly evaluate the size and composition of the Board to ensure appropriate alignment with the Company's evolving business and strategic needs.

Board Diversity

The Board values diversity of background, skills and viewpoints, and gender and ethnicity in the recruitment of new directors.

Annual Board Evaluations

The Board conducts an annual self-assessment of Board, Board Committees and individual directors to evaluate effectiveness.

Board Refreshment

The Board believes the fresh perspectives brought by new directors are critical to a forward-looking and strategic Board when appropriately balanced by the deep understanding of Applied's business provided by longer-serving directors.

Director Succession Planning

The Corporate Governance and Nominating Committee reviews the short- and long-term strategies and interests of Applied to determine what current and future skills and experience are required of the Board in exercising its oversight function.

Corporate Governance

We are committed to effective corporate governance that is informed by our shareholders, promotes the long-term interests of our shareholders, and strengthens Board and management accountability.

Governance Highlights

✓ Annual Election of Directors	✓ Shareholder Proxy Access
✓ Independent Chairman of the Board	✓ No Poison Pill
✓ Highly Independent Board (9 of 10 Directors) and Committees	✓ No Supermajority Vote Requirements
✓ Annual Board, Committee and Individual Evaluations	✓ Majority Voting for Directors
✓ Robust Board Succession Planning	✓ Regular Executive Sessions of Independent Directors
✓ Active Shareholder Engagement Practices	✓ Stock Ownership Guidelines for Directors and Executives
✓ Shareholder Right to Call a Special Meeting	✓ Clawback Policy for Annual and Long-Term Incentive Plans

Shareholder Engagement

We believe that strong corporate governance should include regular engagement with our shareholders to enable us to understand and respond to shareholder concerns. We have a robust shareholder outreach program led by a cross-functional team that includes members of our Investor Relations, Global Rewards, Diversity and Inclusion, Environmental Health and Safety and Legal functions. Independent members of our Board are also involved, as appropriate. In the fall, we solicit feedback on our executive compensation program, corporate governance and disclosure practices, and sustainability and corporate citizenship initiatives, as well as any matters voted on at our prior annual meeting. After the filing of our proxy statement, we engage again with our shareholders about important topics to be addressed at our annual meeting. Following our annual meeting, we review the results of the meeting and investor feedback, as well as evaluate emerging trends in corporate governance and other areas. We share feedback we receive from our shareholders with the Human Resources and Compensation Committee, Corporate Governance and Nominating Committee, and the full Board. Shareholder input is then factored into the Board's decision-making. See "*Shareholder Engagement*" on page 12 for more information.

Executive Compensation

Company Overview

Applied Materials is the leader in materials engineering solutions used to produce virtually every new chip and advanced display in the world. Our expertise in modifying materials at atomic levels and on an industrial scale enables customers to transform possibilities into reality. At Applied Materials, our innovations make possible the technology shaping the future.

We develop, design, produce and service semiconductor and display equipment for manufacturers that sell into highly competitive and rapidly changing end markets. Our competitive positioning is driven by our ability to identify major technology inflections early, and to develop highly differentiated materials engineering solutions for our customers to enable those technology inflections. Through our broad portfolio of products and technologies, innovation leadership and focused investments in research and development, we are enabling our customers' success, thereby generating record performance for the Company and creating significant value for our shareholders.

2018 Performance Highlights

In 2018, despite challenging market conditions in the second half of the year, we delivered another year of outstanding results across several dimensions – company-wide, across our different products and segments, and from a financial and strategic perspective. Key highlights include:

- Grew revenue to $17.3 billion in fiscal 2018, up 19% from the prior year, resulting in our third consecutive year of record revenue;

- Achieved record revenue across all of our segments;

- Grew operating profit to a new record, resulting in record GAAP EPS of $3.23, and record non-GAAP adjusted EPS of $4.45 – an increase of 2% and 37% over fiscal 2017, respectively (see the Appendix for a reconciliation of non-GAAP adjusted measures);

- Delivered operating cash flow of $3.8 billion, equal to 22% of revenue; and

- Returned $5.9 billion to shareholders through dividends and share repurchases.

Highlights of five-year performance achievements across key financial measures



Non-GAAP adjusted operating margin and non-GAAP adjusted EPS are performance targets under our bonus and long-term incentive plans. See Appendix for non-GAAP reconciliations.

Strategic and Operational Highlights

In fiscal 2018, we continued to drive profitable growth by executing our strategy. Key highlights include:

- Increased our investments in research and development by more than $245 million over fiscal 2017, to over $2.0 billion. We continue to prioritize our operating expenses towards R&D to solve major technology challenges for our customers and drive our long-term growth strategy.

- Delivered strong growth in key areas of our semiconductor equipment business in fiscal 2018 – our process equipment businesses and our metrology and inspection businesses delivered record revenues.

- Made strong gains in the memory market and positioned the Company for further growth as customers transition to new, higher performance devices.

- Built upon Applied's large installed base of manufacturing systems and grew the number of tools under comprehensive service agreements three times faster than the installed base. We are now generating about half of our services revenue from long-term agreements. These agreements enable us to generate more value by helping our customers achieve and maintain higher yields, and optimize factory output and operating costs.

- Continued to deliver key tools for Gen 10.5 display factories, allowing customers to manufacture larger and more advanced TVs, and maintained the leading position in thin-film encapsulation, which enables next-generation OLED displays for mobile devices.

In summary, each of our major business segments delivered double-digit growth in fiscal 2018 despite challenging market conditions. For the calendar year, we expect most of our semiconductor businesses gained or held share. However, other segments of the wafer fabrication equipment ("WFE") market where we do not compete, such as lithography, saw faster growth, and, as a result, we expect our overall WFE share declined in 2018. In addition, our stock price performance reflected weaker industry demand in the second half of the year, especially in the memory market.

The Human Resources and Compensation Committee ("HRCC") set many performance targets for fiscal 2018 bonuses far above any records that Applied had achieved in the past in order to set a very high and challenging bar for the executive officers. During fiscal 2018, Applied achieved record EPS and other financial and operational objectives, but even so, our record financial results were below our aggressive targets. The HRCC also set aggressive goals for WFE share and total shareholder return ("TSR") performance relative to our peers, and these results were below the 1.0 targets. Accordingly, bonus payouts to our executive officers were below target bonus amounts.

Stock Price Performance

While Applied achieved strong financial results in fiscal 2018, our stock price performance reflected weaker industry demand in the second half of the year, especially in the memory market. Over the past five years, Applied has outperformed the S&P 500 Index, as shown below.



FY2014 – FY2018 Total Shareholder Return vs. Key Peers

Primary Compensation Elements and Executive Compensation Highlights for Fiscal 2018

The primary elements of our compensation program consist of base salary, annual incentive bonuses and annual long-term incentive awards. Other elements of compensation include a 401(k) savings plan, deferred compensation benefits and other benefits programs that are generally available to all employees. Primary elements and highlights of our fiscal 2018 compensation program were as follows:

Element of Pay	Structure	Highlights
Base Salary (see page 29)	■ Fixed cash compensation for expected day-to-day responsibilities ■ Reviewed annually and adjusted when appropriate, based on scope of responsibility, performance, time in role, experience, and competitive market for executive talent	■ Fiscal 2018 salaries for each named executive officer ("NEO") remained unchanged from 2017 levels, except to reflect promotions
Annual Incentive Bonuses (see page 29)	■ Variable compensation paid in cash ■ Based on performance against pre-established financial, operational, strategic and individual performance measures ■ Financial and non-financial metrics provide a comprehensive assessment of executive performance ■ Performance metrics evaluated annually for alignment with strategy and market trends ■ NEO annual incentives determined through three-step performance measurement process: Funding 1 **Initial Performance Goal** *Non-GAAP Adjusted Earnings Per Share* 2 **Corporate Scorecard** *Business and Strategic Goals* Allocation 3 **Individual Performance Modifier** *Individual NEO Performance*	■ Fiscal 2018 target bonuses as a percentage of base salary were the same as fiscal 2017 levels for all the NEOs, except to reflect promotions ■ The threshold non-GAAP adjusted EPS goal for fiscal 2018 was $3.50. The Company achieved an actual result of $4.45 ■ As the threshold performance goal was achieved, the annual bonuses were based on the performance of the Company's objective and quantifiable business and strategic goals in the corporate scorecard for each NEO ■ Based on achievement compared to goals, fiscal 2018 actual annual bonuses ranged from 0.58x to 0.73x target for our NEOs — Achievement against the corporate scorecard ranged from 0.53x to 0.66x target (see corporate scorecard information on page 32) — Individual performance factor was 1.1x target for all our NEOs, which was determined based on an assessment of individual performance results and impact against both quantitative and strategic objectives (see individual performance highlights on page 33)
Long-Term Incentives (see page 35)	■ Performance share units ("PSUs") to establish rigorous long-term performance alignment ■ Restricted stock units ("RSUs") to provide link to shareholder value creation and retention value ■ Performance share units vest based on achievement of 3-year non-GAAP adjusted operating margin and 3-year WFE market share goals ■ Restricted stock units vest ratably over 3 years	■ The target vehicle mix of the equity awards consists of 75% PSUs and 25% RSUs for the CEO and 50% PSUs and 50% RSUs for the other NEOs ■ Non-GAAP adjusted operating margin is a key measure of our Company's long-term success ■ WFE market share is a relative performance measure benchmarked against key industry peers — For fiscal 2019, the WFE market share metric was replaced with relative TSR, which better reflects our growing Display and services businesses, in addition to our semiconductor segment, and incentivizes management to outperform the market through each business environment



Pay Mix

In fiscal 2018, a significant portion of our executive compensation consisted of variable compensation and long-term incentives. As illustrated below, 93% of CEO compensation for fiscal 2018 comprised variable compensation elements, and 83% of Mr. Dickerson's overall compensation was delivered in equity with multi-year vesting.

FY2018 Compensation Mix[1]

CEO	All Other NEOs





83% Long-Term Incentives	74% Long-Term Incentives
93% Variable Compensation	86% Variable Compensation

[1] Represents total direct compensation for fiscal 2018.

Summary of 2018 Total Direct Compensation

The following table summarizes elements of annual total direct compensation for our NEOs for fiscal 2018, consisting of (1) base salary, (2) annual incentive bonus and (3) annual long-term incentive awards (the grant date fair value of stock awards). This table excludes amounts not considered by the Human Resources and Compensation Committee ("HRCC") to be annual total direct compensation, such as (a) the amount of a special bonus paid to Mr. Durn in connection with his hire in August 2017 and the grant date fair value of restricted stock units awarded to him for retention and performance purposes, (b) the grant date fair value of restricted stock units awarded to each of Mr. Ghanayem and Dr. Raja in connection with each officer's promotion and (c) certain other amounts required by the SEC to be reported in the Summary Compensation Table (see page 41 of this Proxy Statement).

Name and Principal Position	Salary ($)	Annual Incentive Bonus ($)	Annual Long-Term Incentive Award ($)	Total ($)
Gary E. Dickerson President and Chief Executive Officer	1,000,000	1,430,000	11,261,311	13,691,311
Daniel J. Durn Senior Vice President, Chief Financial Officer	600,000	471,900	2,943,380	4,015,280
Ali Salehpour Senior Vice President, Services, Display and Flexible Technology	600,000	588,060	3,610,485	4,798,545
Prabu G. Raja Senior Vice President, Semiconductor Products Group	549,039	522,720	2,820,650	3,892,409
Steve G. Ghanayem Senior Vice President, New Markets and Alliances Group	549,039	432,878	2,820,650	3,802,567

Pay and Performance

We align compensation with our business objectives, performance and shareholder interests. The following chart shows the connection between TSR and the total direct compensation of our CEO for the last five fiscal years. While TSR has grown significantly over the previous four years, our CEO's total direct compensation has remained relatively flat during that period.



(1) Total direct compensation consists of annual base salary, annual incentive bonus and annual long-term incentive award (grant date fair value of annual equity awards for all fiscal years, except for fiscal 2014, which consists of the total amount of cash-settled performance units). Total direct compensation shown above excludes other amounts required by the SEC to be reported in the Summary Compensation Table.

(2) TSR line illustrates the total shareholder return on our common stock during the period from October 24, 2014 through October 26, 2018 (the last business day of fiscal 2018), assuming $100 was invested on October 24, 2014 and assuming reinvestment of dividends.

Sustainability and Corporate Social Responsibility

Applied is committed to growing its business in a sustainable and socially responsible manner, and we demonstrate our commitment through our corporate social responsibility programs and initiatives. We publish an annual Corporate Social Responsibility Report, and recently released our first Diversity and Inclusion Report, to highlight accomplishments and provide key data to stakeholders. We believe diverse and inclusive teams foster better decision making, create a richer culture for our team members, heighten performance to enable world-class results, and attract the best talent.

Our Board and management oversee sustainability matters to establish accountability. Sustainability is integrated into our operations, and we have an Environmental, Health and Safety ("EHS") organization that is focused on maintaining a safe and healthful working environment, demonstrating environmental leadership, and meeting or exceeding regulatory compliance. The Head of EHS reports to the Board of Directors on a quarterly basis and provides a more in-depth environmental and sustainability update to the Audit Committee on an annual basis. Our Human Resources and Compensation Committee oversees our corporate culture and human capital management programs, including our diversity and inclusion practices and initiatives.

We believe that investing in operating our business sustainably, in our people and in our communities benefits Applied and its shareholders.

Sustainability	People	Community
• Conduct business in environmentally, socially responsible and ethical manner while protecting health and safety of our workers and community • Guiding principles include designing efficient and sustainable products, pollution prevention, worker protection and ethical business practices	• Value global diversity and inclusion within the workforce and ongoing career development for employees to encourage innovation and engagement • Attract, develop and retain world-class global workforce	• Invest financial and human resources in communities where we work and live • Invest in education, arts and culture, civic engagement, and environment • Employee involvement through charitable donations and volunteer programs

Key Initiatives

Diversity and Inclusion	Supply Chain
We believe diverse and inclusive teams create a richer culture, enhance performance, and attract the best talent.	*Sustainable supply chains are core to our success, and we actively seek to manage and promote global best practices.*
• **Transparency**. Recently published a Diversity and Inclusion Report to highlight accomplishments and provide key diversity data • **Commitment.** Committed to increasing women's representation globally and underrepresented minorities in our U.S. workforce through recruiting and mentoring programs and sponsoring employee resource groups. Promote next generation of diverse technology leaders by supporting STEM education programs • **Engagement.** Integrate emphasis on diversity and inclusion in new hire orientation and employee development programs and measure inclusion in our annual employee survey	• **Industry Coalition**. Member of Responsible Business Alliance (formerly EICC) and have adopted its Code of Conduct, to promote safe working conditions in supply chains and environmentally-responsible, sustainable and ethical business operations • **Commitment to High Standards**. Require all companies in our global supply chain to implement Responsible Business Alliance Code of Conduct

Environment	Ethics
We seek to operate and develop products in a way that minimizes environmental impact.	*We maintain highest ethical standards in interactions with employees, customers, suppliers, competitors and public.*
• **GHG Emissions**. Committed to reducing GHG emissions through policies and programs, product manufacturing processes and customer solutions • **Water and Waste Reduction**. Our Austin, TX water reclamation project has recycled 3.8 million gallons of water. Our continued focus on recycling kept our 2017 waste diversion rate at 75% even as overall recycling volumes increased ~2 tons. Packaging materials now account for roughly 70% of our total recyclables • **Energy consumption**. Maintained flat direct energy consumption year-over-year despite our rapid growth. Our onsite green-power generation initiatives in 2017 produced 3.5 Gigawatt hours (the equivalent of powering 2.4 million homes per year)	• **Human Rights**. Our Standards of Business Conduct include several important provisions on human rights, including prohibitions on the use of child labor or forced, bonded or indentured labor in our operations • **Conflict Minerals**. Committed to responsible sourcing of materials for our products. Do not directly purchase conflict minerals or have any direct relationship with mines or smelters that process these minerals. Are involved in the Conflict-Free Sourcing Initiative (CFSI) • **Training and Business Ethics Helplines**. Conduct numerous global training reinforcement programs and offer 24/7 Business Ethics Helplines



PROXY STATEMENT

PROPOSAL 1—ELECTION OF DIRECTORS

Nominees

Applied's Board of Directors is elected each year at the Annual Meeting of Shareholders. Applied currently has ten directors. Upon the recommendation of the Corporate Governance and Nominating Committee, the Board has nominated the ten individuals listed below for election at the Annual Meeting, each of whom currently serves as a director of Applied. These nominees bring a wide variety of relevant skills, professional experience and backgrounds, as well as diverse viewpoints and perspectives to represent the long-term interests of shareholders, and to fulfill the leadership and oversight responsibilities of the Board.

If any nominee listed below becomes unable to stand for election at the Annual Meeting, the persons named as proxies may vote for any person designated by the Board to replace the nominee. Alternatively, the proxies may vote for the remaining nominees and leave a vacancy that the Board may fill later, or the Board may reduce the authorized number of directors. As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a director.

Each director elected at the Annual Meeting will serve until Applied's 2020 Annual Meeting of Shareholders and until he or she is succeeded by another qualified director who has been elected, or, if earlier, until his or her death, resignation or removal.

✓ **THE BOARD RECOMMENDS THAT YOU VOTE _FOR_ EACH OF THE FOLLOWING DIRECTOR NOMINEES**



Judy Bruner

Executive Vice President, Administration and Chief Financial Officer, SanDisk Corporation (retired)

Judy Bruner served as Executive Vice President, Administration and Chief Financial Officer of SanDisk Corporation, a supplier of flash storage products, from June 2004 until its acquisition by Western Digital in May 2016. Previously, she was Senior Vice President and Chief Financial Officer of Palm, Inc., a provider of handheld computing and communications solutions, from September 1999 until June 2004. Prior to Palm, Inc., Ms. Bruner held financial management positions at 3Com Corporation, Ridge Computers and Hewlett-Packard Company. She currently serves as a member of the boards of directors of Rapid7, Inc., Seagate Technology plc and Varian Medical Systems, Inc. Ms. Bruner is a member of the board of trustees of the Computer History Museum, and previously served as a member of the board of directors of Brocade Communications Systems, Inc., from 2009 until its acquisition in November 2017.

Independent Director

Director since 2016

Age 60

Board Committees:
- Corporate Governance and Nominating (Chair)
- Audit

Other Current Public Boards:
- Rapid7, Inc.
- Seagate Technology plc
- Varian Medical Systems, Inc.

Key Qualifications and Expertise:
- Executive leadership and management experience
- Accounting principles, financial controls, financial reporting rules and regulations, and audit procedures
- Global business, industry and operational experience
- Risk management and controls
- Public company board experience



Xun (Eric) Chen

**Partner,
SB Investments Advisers (US), Inc.**

Eric Chen has been a Partner of SB Investment Advisers (US), Inc. ("SBIA"), an investment adviser focused on investments in the technology sector, since March 2018. Prior to joining SBIA, Dr. Chen was the Chief Executive Officer and Co-Founder of BaseBit Technologies, Inc., a technology company in Silicon Valley. He served as CEO of BaseBit Technologies since it was founded in October 2015, except from March 2016 until December 2017, when BaseBit was a portfolio company of Team Curis Group, a group of integrated bio-technology and data technology companies and laboratories, during which time Dr. Chen served as CEO of Team Curis Group. From 2008 to 2015, Dr. Chen served as a managing director of Silver Lake, a leading private investment firm focused on technology-enabled and related growth industries. Prior to Silver Lake, Dr. Chen was a senior vice president and served on the executive committee of ASML Holding N.V. He joined ASML following its 2007 acquisition of Brion Technologies, Inc., a company he co-founded in 2002 and served as Chief Executive Officer. Prior to Brion Technologies, Dr. Chen was a senior vice president at J.P. Morgan. He served as a member of the boards of directors of Qihoo 360 Technology Co. Ltd. from 2014 to July 2016 and of Varian Semiconductor Equipment Associates, Inc. ("Varian") from 2004 until its acquisition by Applied in 2011.

Independent Director

Director since 2015

Age 49

Board Committees:
- Human Resources and Compensation
- Strategy

Other Current Public Boards:
- None

Key Qualifications and Expertise:
- Executive leadership and management experience
- Semiconductor industry leadership
- Global business, industry and operational experience in the technology and information sector
- Mergers and acquisitions, capital markets
- Public company board experience



Aart J. de Geus

**Chairman and Co-Chief Executive Officer,
Synopsys, Inc.**

Aart J. de Geus is a co-founder of Synopsys, Inc., a provider of electronic design automation software and related services for semiconductor design companies, and currently serves as its Chairman of the Board of Directors and Co-Chief Executive Officer. Since 1986, Dr. de Geus has held various positions at Synopsys, including President, Senior Vice President of Engineering and Senior Vice President of Marketing, and has served as a member of its board of directors. From 1982 to 1986, Dr. de Geus was employed by the General Electric Company, a global infrastructure, finance and media company, where he was the Manager of the Advanced Computer-Aided Engineering Group.

Independent Director

Director since 2007

Age 64

Board Committees:
- Strategy (Chair)
- Investment

Other Current Public Boards:
- Synopsys, Inc.

Key Qualifications and Expertise:
- Executive leadership and management experience
- Semiconductor industry leadership
- Innovation, management development and understanding of global challenges and opportunities
- Navigating a company from start-up through various stages of growth
- Mergers and acquisitions
- Public company board leadership



Gary E. Dickerson

President and Chief Executive Officer, Applied Materials, Inc.

Gary E. Dickerson was named President of Applied in June 2012 and was appointed Chief Executive Officer and a member of the Board of Directors in September 2013. Before joining Applied, he served as Chief Executive Officer and a director of Varian, a supplier of semiconductor manufacturing equipment, from 2004 until its acquisition by Applied in November 2011. Prior to Varian, Mr. Dickerson served 18 years with KLA-Tencor Corporation, a supplier of process control and yield management solutions for the semiconductor and related industries, where he held a variety of operations and product development roles, including President and Chief Operating Officer. Mr. Dickerson started his semiconductor career in manufacturing and engineering management at General Motors' Delco Electronics Division and AT&T Technologies.

Director since 2013

Age 61

Other Current Public Boards:
- None

Key Qualifications and Expertise:
- Executive leadership and management experience
- Semiconductor industry leadership
- Global business, industry and operational experience
- Extensive engineering and technological leadership
- Understanding of complex industry and global challenges
- Expertise in driving innovation and product development



Stephen R. Forrest

Professor of Electrical Engineering & Computer Science, Physics, and Materials Science & Engineering, University of Michigan

Stephen R. Forrest holds faculty appointments as Professor of Electrical Engineering and Computer Science, as Professor of Physics, and as Professor of Materials Science and Engineering at the University of Michigan, and leads the University's Optoelectronics Components and Materials Group. From January 2006 to December 2013, Dr. Forrest also served as Vice President for Research at the University of Michigan. From 1992 to 2005, Dr. Forrest served in a number of positions at Princeton University, including Chair of the Electrical Engineering Department, Director of the Center for Photonics and Optoelectronic Materials, and director of the National Center for Integrated Photonic Technology. Prior to Princeton, Dr. Forrest was a faculty member of the Electrical Engineering and Materials Science Departments at the University of Southern California.

Independent Director

Director since 2008

Age 68

Board Committees:
- Audit
- Strategy
- Investment

Other Current Public Boards:
- None

Key Qualifications and Expertise:
- Semiconductor, display and alternative energy technologies
- Research and development portfolio management
- Government policy
- Innovation, technology licensing and product commercialization
- Establishing partnerships to develop businesses in new markets focused on alternative energy and other technologies



Thomas J. Iannotti

Senior Vice President and General Manager, Enterprise Services, Hewlett-Packard Company (retired)

Thomas J. Iannotti served as Senior Vice President and General Manager, Enterprise Services, for Hewlett-Packard Company, a technology solutions provider to consumers, businesses and institutions globally, from February 2009 until his retirement in October 2011. From 2002 to January 2009, Mr. Iannotti held various executive positions at Hewlett-Packard, including Senior Vice President and Managing Director, Enterprise Business Group, Americas. From 1978 to 2002, Mr. Iannotti worked at Digital Equipment Corporation, a vendor of computer systems and software, and at Compaq Computer Corporation, a supplier of personal computing systems, after its acquisition of Digital Equipment Corporation. Mr. Iannotti currently serves as a member of the board of directors of Atento S.A.

Chairman of the Board

Independent Director

Director since 2005

Age 62

Board Committees:
- Human Resources and Compensation (Chair)

Other Current Public Boards:
- Atento S.A.

Key Qualifications and Expertise:
- Service management for technology companies on a global, regional and country level
- Senior leadership and management experience
- Global business, industry and operational experience
- International strategic and business development
- Public company board experience



Alexander A. Karsner

Managing Partner, Emerson Collective

Alexander A. Karsner has served as Managing Partner of Emerson Collective, an investment platform funding non-profit, philanthropic and for-profit portfolios advancing education, immigration, the environment and other social justice initiatives, since January 2016. Mr. Karsner has been Founder and CEO of Manifest Energy Inc., an energy technology development and investment firm, since July 2009, and has served as its Executive Chairman since January 2013. From March 2006 to August 2008, he served as Assistant Secretary for Energy Efficiency and Renewable Energy at the U.S. Department of Energy. From August 2002 to March 2006, Mr. Karsner was Founder and Managing Director of Enercorp, a private company involved in international project development, management and financing of energy infrastructure. Mr. Karsner has also worked with Tondu Energy Systems of Texas, Wartsila Power Development of Finland and other multi-national energy firms and developers. He is also Senior Strategist at X, part of Alphabet Inc., and a Precourt Energy Scholar at Stanford University's School of Civil and Environmental Engineering, and serves on Advisory Boards of MIT Medialab, Sandia National Laboratory and The Polsky Center for Entrepreneurship at the University of Chicago's Booth School of Business. Mr. Karsner served as a member of the board of directors of Codexis, Inc. from 2009 to 2014.

Independent Director

Director since 2008

Age 51

Board Committees:
- Human Resources and Compensation
- Corporate Governance and Nominating

Other Current Public Boards:
- None

Key Qualifications and Expertise:
- Expertise in public policy and government relations
- Domestic and international trade, development and investment markets
- Entrepreneurial leadership
- Renewable energy policy, technologies and commercialization
- Public company board experience



Adrianna C. Ma

Managing Partner, Fremont Group

Adrianna C. Ma has been a Managing Partner at the Fremont Group, a private investment company, since May 2015. At the Fremont Group, she oversees BF Global, the flagship portfolio of funds, including its investment strategy, asset allocation, manager selection and risk management. From 2005 to April 2015, Ms. Ma served as a Managing Director at General Atlantic LLC, a global growth equity firm, where she invested in and served on the boards of directors of technology-enabled growth companies around the world. Prior to joining General Atlantic, Ms. Ma worked at Morgan Stanley & Co. Incorporated as an investment banker in the Mergers, Acquisitions and Restructuring Department. Ms. Ma served as a member of the board of directors of C&J Energy Services, Inc. from 2013 to 2015.

Independent Director

Director since 2015

Age 45

Board Committees:
- Investment (Chair)
- Audit
- Corporate Governance and Nominating

Other Current Public Boards:
- None

Key Qualifications and Expertise:
- Broad experience with technology companies
- Expertise in global growth investment
- Financial and accounting expertise
- Mergers and acquisitions, capital markets
- Board experience with technology-enabled growth companies



Scott A. McGregor

**President and Chief Executive Officer,
Broadcom Corporation (retired)**

Scott A. McGregor served as President and Chief Executive Officer and as a member of the board of directors of Broadcom Corporation, a world leader in wireless connectivity, broadband, automotive and networking infrastructure, from 2005 until the company was acquired by Avago Technologies Limited in 2016. Mr. McGregor joined Broadcom from Philips Semiconductors (now NXP Semiconductors), where he was President and Chief Executive Officer. He previously served in a range of senior management positions at Santa Cruz Operation Inc., Digital Equipment Corporation (now part of HP), Xerox PARC and Microsoft, where he was the architect and development team leader for Windows 1.0. Mr. McGregor currently serves as a member of the board of directors of Equifax Inc. He previously served as a member of the boards of directors of Ingram Micro Inc. and Xactly Corporation.

Independent Director

Director since 2018

Age 62

Board Committees:
- Audit
- Strategy

Other Current Public Boards:
- Equifax Inc. (since October 2017)

Key Qualifications and Expertise:
- Executive leadership and management experience
- Semiconductor industry leadership
- Global business, industry and operational experience
- Innovation, management development and understanding of global challenges and opportunities
- Public company Board leadership



Dennis D. Powell

Executive Vice President, Chief Financial Officer, Cisco Systems, Inc. (retired)

Dennis D. Powell served as an Executive Advisor at Cisco Systems, Inc., a provider of networking products and services, from February 2008 to September 2010. He served as Cisco's Chief Financial Officer from May 2003 to February 2008 and, in addition, served as an Executive Vice President from 2007 to 2008 and a Senior Vice President from 2003 to 2007. After joining Cisco in 1997, Mr. Powell also served as Senior Vice President, Corporate Finance and Vice President, Corporate Controller. Before joining Cisco, Mr. Powell worked for 26 years at Coopers & Lybrand LLP, an accounting firm, where he was last a senior partner. Mr. Powell served as a member of the board of directors of VMware, Inc. from 2007 to 2015 and currently serves as a member of the board of directors of Intuit, Inc.

Independent Director

Director since 2007

Age 71

Board Committees:
- Audit (Chair)
- Corporate Governance and Nominating
- Investment

Other Current Public Boards:
- Intuit, Inc.

Key Qualifications and Expertise:
- Global financial and executive leadership
- Accounting principles, financial controls, financial reporting rules and regulations, and audit procedures
- Mergers and acquisitions
- Risk management and controls
- Public company board experience

Chairman Emeritus

James C. Morgan became Chairman Emeritus in March 2009, following his retirement as our director and Chairman of the Board. Mr. Morgan spent more than 31 years as a director and employee of Applied, including over 20 years as Chairman of the Board. Mr. Morgan first joined Applied in 1976 and served as Chief Executive Officer from 1977 to 2003. As Chairman Emeritus, Mr. Morgan does not attend any Board or Committee meetings, has no voting rights and receives no retainer or meeting fees.

BOARD AND CORPORATE GOVERNANCE PRACTICES

Board Composition and Nominee Considerations

Nominee Skills and Experience

Our director nominees have a wide variety of relevant skills, professional experience and backgrounds, and collectively bring to our Board diverse viewpoints and perspectives that strengthen its ability to represent the long-term interests of shareholders. The chart below illustrates broad categories of skills and expertise that our director nominees offer that we believe contribute to the effective leadership and exercise of oversight responsibilities by the Board.



Semiconductor Industry and Technology 7
Financial and Accounting 3
Global Business 7
Strategy and Innovation 7
Operations and Infrastructure 5
Government Policy 2
M&A and Organizational Growth 6
Risk Management 7
Public Company Board Experience 9
Executive Leadership 7

Diversity. Because diverse backgrounds, experiences and perspectives foster thoughtful and robust discussion and decision-making, our Corporate Governance and Nominating Committee (the “Governance Committee”) and the Board place great value on a diversity of backgrounds, skills and viewpoints, gender and ethnicity among the directors when considering potential director candidates and nominees. Among the factors the Governance Committee considers in identifying and evaluating a potential director is the extent to which the candidate would add to the diversity of the Board.

Independence. The Governance Committee also expects each non-employee director to be free of relationships, interests or affiliations that could give rise to conflicts of interest or interfere with the director’s exercise of independent judgment. Applied’s Corporate Governance Guidelines require that a majority of our directors must be independent, and that our Audit, Human Resources and Compensation, and Governance Committees must consist solely of independent directors.

Director independence is determined under Nasdaq listing standards and SEC rules. The Board has affirmatively determined that all members of the Board who served during 2018 and all director nominees, other than Mr. Dickerson, our Chief Executive Officer, are independent under applicable Nasdaq listing standards and SEC rules.

Tenure. The Board believes that new ideas and perspectives are critical to a forward-looking and strategic Board, as are the valuable experiences and deep understanding of Applied’s business and industries that longer-serving directors offer. Our Governance Guidelines do not impose a tenure limit on Board service, and ongoing Board refreshment has resulted in a balanced range of tenures which ensures both continuity and fresh perspectives among our director nominees.

Our directors are not typically nominated for re-election after they reach the age of 70. However, after due consideration, the Board has waived this policy with respect to Mr. Powell for 2019, as the Board continues to assess Board composition and the needs of the Board as part of its refreshment and succession planning process. The Board determined that it would be beneficial to have Mr. Powell continue to serve as director due to his financial and accounting expertise, his deep knowledge of the Company, and his leadership role as Chair of the Audit Committee.

Our nominees have an average tenure of 7 years, which is lower than the average tenure of other S&P 500 companies, and four of our nominees have been members of the Board for four years or less.



Regular refreshment resulting in average director tenure of 7 years

>10 years
3 Directors

0-4 years
4 Directors

5-10 years
3 Directors

Board Composition and Refreshment

Identification of New Director Candidates. Identifying and recommending individuals for nomination and election to our Board is a principal responsibility of our Governance Committee, which performs this function through an ongoing, year-round process.

The Governance Committee regularly considers the size and composition of the Board and assesses whether the composition appropriately aligns with the Company's evolving business and strategic needs. The focus is on ensuring that the Board is composed of directors who possess a wide variety of relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of shareholders.

In its consideration of potential director candidates, the Governance Committee reviews the short- and long-term strategies and interests of the Company to determine what current and future skills and experiences are required of the Board in exercising its oversight function. Specific search criteria evolve over time to reflect the Company's dynamic business and strategic needs and the changing composition of the Board, and may include such factors as:

- Operating experience or thought leadership in key markets, industries, technologies or business models that are aligned with the Company's strategic growth plans;

- Business or cultural background in regions where the Company does significant business;

- Senior executive leadership and management experience; and

- Subject matter expertise in such areas as corporate finance and financial reporting, governance, compensation, risk management and marketing.

The Governance Committee also considers succession planning in light of anticipated retirements, and for Board and Committee Chair roles, to maintain relevant expertise and depth of experience.

In addition, all director candidates are also expected to possess or demonstrate:

- Sound judgment, analytical and inquisitive perspective, and practical wisdom;

- Strategic mindset and engaged and collaborative approach;

- Independence, personal and professional ethics, integrity and values; and

- Commitment to representing the long-term interests of Applied's shareholders.

The Governance Committee may retain a search firm to assist in identifying and evaluating new candidates for director nominees and may also consider referrals from directors, shareholders or other sources. The Governance Committee evaluates and interviews potential Board candidates and makes appointment recommendations to the full Board. All members of the Board may interview candidates.

Recent Board Refreshment. As a result of the foregoing process, the Board has added four new directors over the last four years, each of whom have brought valuable and diverse backgrounds and perspectives to the overall composition of the Board. The most recent appointment was Mr. McGregor in January 2018. Mr. McGregor is a former CEO who brings to our Board deep experience in the global semiconductor industry, as well as experience in innovation, management development, and understanding global challenges and opportunities.

Regular Review of Board Composition Drives Refreshment



1

Identification of Potential Candidates
• Independent Directors
• Shareholders
• Independent Search Firms
• Our People

2

In-Depth Review
• Screen Qualifications
• Consider Skills and Diversity
• Review Independence and Potential Conflicts
• Meet with Directors

3

Recommend to the Board
• The Governance Committee recommends selected candidates to the Board

4

Results
• Four new independent directors appointed by the Board since 2015

Re-nomination of Directors for Election at Annual Meeting. In considering whether to recommend re-nomination of a director for election at our Annual Meeting, the Governance Committee considers factors such as:

● The extent to which the director's skills, qualifications and experience continue to contribute to the success of our Board;

● Feedback from the annual Board evaluations and individual discussions between each non-employee director and our Chairman;

● Attendance and participation at, and preparation for, Board and Committee meetings;

● Shareholder feedback, including the support received by director nominees elected at our 2018 Annual Meeting;

● Outside board and other affiliations, including any actual or perceived conflicts of interest; and

● The extent to which the director continues to contribute to the diversity of our Board.

Based on the Governance Committee's recommendation, the Board selects director nominees and recommends them for election by Applied's shareholders.

Shareholder Recommendations or Nominations. The evaluation procedures described above apply to all candidates for director nomination, including candidates submitted by shareholders. Shareholders wishing to recommend a candidate for consideration by the Governance Committee should submit the candidate's name, biographical data and a description of his or her qualifications in light of the criteria listed above to Christina Y. Lai, Corporate Secretary, Applied Materials, Inc., 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com.

Shareholders wishing to nominate a director should follow the specific procedures set forth in our Bylaws.

Corporate Governance

Corporate Governance Guidelines

Applied's Corporate Governance Guidelines establish the governance framework within which the Board conducts its business and fulfills its responsibilities. These guidelines and other important governance materials are available on our website at: *http://www.appliedmaterials.com/company/investor-relations/governance-documents*. The Board regularly reviews our Corporate Governance Guidelines in light of legal and regulatory requirements, evolving best practices and other developments.

Board Leadership

Our corporate governance framework provides the Board flexibility to determine the appropriate leadership structure for the Company, and whether the roles of Chairman and CEO should be separated or combined. In making this determination, the Board considers many factors, including the needs of the business, the Board's assessment of its leadership needs from time to time and the best interests of shareholders. If the role of Chairman is filled by a director who does not qualify as an independent director, the Board will designate a Lead Independent Director.

The Board believes that it is currently appropriate to separate the roles of Chairman and CEO. The CEO is responsible for setting our strategic direction and the day-to-day leadership of our business, while the Chairman, along with the rest of our independent directors, ensures that the Board's time and attention are focused on effective oversight of the matters most critical to Applied. Mr. Iannotti, an independent director, currently serves as the Chairman of the Board. Mr. Iannotti has significant experience and knowledge of Applied, working with two CEOs and different management teams at Applied, and the Board believes that his deep knowledge of the Company and industry, as well as his strong leadership and governance experience, enable him to lead the Board effectively and independently.

Director Onboarding and Education

When new directors join the Board, they participate in a comprehensive onboarding program to learn about our industry, business, strategies and policies. The multi-day onboarding program includes meetings with senior executives to discuss our businesses, strategy, operations and our corporate functions such as finance, technology, information systems and legal, and a tour of the Maydan Technology Center, our state-of-the-art R&D facilities. New directors also meet with the executives and staff supporting the Committees on which they sit, as well as the Committees' external consultants and advisors. Each new director is also partnered with an experienced fellow director "mentor" to facilitate the integration of the new director to the Board.

For continued education regarding our business and industry, we provide presentations by internal and external experts during Board meetings on topics such as technology inflections, industry trends and changes in the geopolitical and macroeconomic landscape, with particular focus on the implications and impact to the Company. Our Board and Committees also regularly review developments in corporate governance to continue enhancing the Board's effectiveness. We encourage directors to participate in external continuing director education programs and provide reimbursement for expenses associated with this participation. Throughout the year, Board members also attend Company events, including Analyst Day, our Engineering and Technology (ET) Conference, and Diversity Day, as well as meetings with leaders below the CEO Executive Staff level, which provides directors additional visibility into the Company's culture, strategies and operations.

Board and Committee Evaluations

Our Board recognizes that a thorough, constructive evaluation process enhances our Board's effectiveness and is an essential element of good corporate governance. Every year, the Governance Committee oversees the design and execution of the evaluation process, which involves assessments of the Board, each standing committee of the Board, and individual directors. Written questionnaires solicit feedback on a range of issues, including Board and Committee structure and composition; meeting process and dynamics; execution of key responsibilities; interaction with management; and information and resources.

Following completion of the written questionnaires, the Chairman meets with each director individually to discuss additional input on these topics and to provide individual feedback. Committee chairs lead a discussion of evaluation results for their respective Committees, and a summary of Board and Committee evaluation results is discussed with the full Board, including suggestions for updating policies and practices per evaluation results. Director suggestions for improvements to evaluation questionnaires and process are considered for incorporation for the following year.

2018 Board Evaluation Process



Questionnaire
• Evaluation questionnaire provides director feedback on an unattributed basis

One-on-One Discussions
• Candid, one-on-one discussions between the Chairman and each director to solicit additional feedback and provide individual feedback

Closed Session
• Closed session discussion of Board and Committee evaluations led by our Chairman and independent Committee chairs

Board Summary
• Summary of Board and Committee evaluation results provided to the full Board

• **Policies and practices** are updated as appropriate per evaluation feedback and suggestions

Board's Role in Risk Oversight

One of the Board's most important functions is overseeing risk management for the Company. Applied's risk oversight framework illustrated below shows the close interaction between the full Board, individual committees and senior management.



The Board
The Board has the ultimate responsibility for, and is actively engaged in, oversight of the Company's risk management, in some cases directly by the full Board, and in some cases through delegation of certain types of risks to the oversight of the appropriate Board Committee.

COMMITTEES

Audit
Oversees the enterprise risk management program, as well as risks related to financial, regulatory, compliance, cybersecurity and environmental, health and safety matters, and regularly reviews with management, the head of internal audit and the independent accountants the steps taken to monitor and mitigate risk exposures

Governance
Oversees the management of risks related to corporate governance matters, including director independence, Board composition and succession, and overall Board effectiveness

HR and Compensation
Oversees risks associated with Applied's compensation policies, plans and practices, organizational talent and culture, management succession, and human capital management, including the corporate culture, and diversity and inclusion programs and initiatives

Management
Applied's management has day-to-day responsibility for:

• Identifying risks and assessing them in relation to Company strategies and objectives;
• Implementing suitable risk mitigation plans, processes and controls; and
• Appropriately managing risks in a manner that serves the best interests of Applied, its shareholders and other stakeholders.

Management regularly reports to the Board on its risk assessments and risk mitigation strategies for the major risks of our business. Senior management and other employees also report to the Board and its committees from time to time on risk-related issues.

Applied has implemented an enterprise risk management ("ERM") program, overseen by the Audit Committee, which provides an enterprise-wide perspective on Applied's risks. The risks identified are reported to the Board, with a focus on the most significant risks facing the Company, including strategic, operational, financial, and legal and compliance risks. Oversight responsibility for a particular risk may fall within an area of responsibility and expertise of one of the Board Committees. Management reviews the ERM program activities regularly with the Audit Committee and annually with the Board.

Risk Assessment of Compensation Programs. We have assessed our compensation policies, plans and practices, and determined that they do not create risks that are reasonably likely to have a material adverse effect on Applied. To make this determination, our management reviewed our compensation policies, plans and practices, and assessed the following aspects: design, payment methodology, potential payment volatility, relationship to our financial results, length of performance period, risk-mitigating features, performance measures and goals, oversight and controls, and plan features and values compared to market practices. Management reviewed its analysis with the Human Resources and Compensation Committee, which agreed with this determination. Applied also has in place various controls to mitigate risks relating to compensation policies, plans and practices, such as executive stock ownership guidelines and a clawback policy that enables the recovery of certain incentive compensation payments in certain circumstances.

Management Succession Planning

The Board has delegated to the Human Resources and Compensation Committee ("HRCC") primary responsibility for overseeing management succession planning and executive organizational development, as well as human capital management programs.

The HRCC reviews and advises on management's succession and development programs for the CEO and other senior executives, with an eye toward ensuring development of the talent needed to lead Applied today and in the future and readiness of succession candidates who can assume top management positions without undue interruption. Board members have opportunities throughout the year to engage with members of senior management and other high-potential leaders in a variety of formal and informal settings, including Board meetings and events, preparatory meetings, analyst meetings and internal and external business and technology conferences.

The HRCC and Board also regularly discuss matters related to organizational health and discuss individual executive transitions as the need arises over the course of the year. The Board's goal is to have a long-term and continuing process for effective senior leadership development and succession and to ensure that there are ready choices available when the time is right. The HRCC also receives quarterly reports from the Group Vice President of Human Resources, covering a range of topics relating to corporate culture and human capital management, including the Company's diversity and inclusion practices and initiatives and its sexual harassment policies.

Shareholder Rights

In addition to direct engagement through our recurring shareholder engagement program discussed below, Applied has instituted a number of mechanisms that allow shareholders to advance their points of view, including:

Right to Call a Special Meeting. Our Bylaws permit shareholders holding at least 20% of our outstanding shares of common stock to call a special meeting.

Proxy Access. Our Bylaws permit proxy access. Any shareholder (or group of up to 20 shareholders) owning 3% or more of Applied's common stock continuously for at least three years may nominate up to two individuals or 20% of our Board, whichever is greater, as director candidates for election to the Board, and require us to include such nominees in our annual meeting proxy statement if the shareholders and nominees satisfy the requirements contained in our Bylaws.

Majority Voting. Under our Bylaws, in any uncontested election of directors (an election in which the number of nominees does not exceed the number of directors to be elected), any nominee who receives a greater number of votes cast "for" his or her election than votes cast "against" his or her election will be elected.

Our Bylaws provide that in the event an incumbent director receives more "against" than "for" votes, he or she shall tender his or her resignation after certification of the shareholder vote. Our Governance Committee, composed entirely of independent directors, will consider the offer of resignation, taking into consideration all factors it deems relevant, and recommend to the Board the action to be taken. The Board must take action on the recommendation within 90 days following certification of the shareholder vote. No director who tenders an offer of resignation may participate in the vote on the Governance Committee's recommendation or the Board's determination of whether to accept the resignation offer. Applied will publicly disclose the Board's decision, including, if applicable, the reasons for rejecting an offer to resign.

Shareholder Engagement

We believe that strong corporate governance should include regular engagement with our shareholders to enable us to understand and respond to shareholder concerns.

Investor Relations. Our senior management team, including our CEO, CFO and members of our Investor Relations team, maintain regular contact with a broad base of investors, including through quarterly earnings calls, individual meetings and other channels for communication, to understand their concerns. In 2018, senior management participated in over 400 meetings with investors, including more than 160 meetings with the CFO and more than 20 with our CEO.

Shareholder Outreach Program. In addition, we have a robust shareholder outreach program, which is a recurring, year-round effort, led by a cross-functional team that includes members of our Investor Relations, Global Rewards, Diversity and Inclusion, Environmental, Health & Safety and Legal functions, with participation of our Chairman of the Board where appropriate. The outreach enables us to build meaningful relationships and trust over time with our shareholders.



Our Shareholder Outreach Program

Spring/Summer
- Review results from our most recent Annual Meeting
- Share investor feedback with our HRCC, Governance Committee, and Board
- Evaluate proxy season trends, corporate governance practices, and other developments

Fall Engagement
- Active outreach with investors to understand priorities for corporate governance and executive compensation
- Share investor feedback with our HRCC, Governance Committee, and Board

Publish Annual Report and Proxy Statement for Annual Meeting of Shareholders (January)

Winter Engagement
- Active outreach with investors to discuss important items to be considered at Annual Meeting
- Share investor feedback with our HRCC, Governance Committee, and Board

Annual Meeting (March)

Key Themes Discussed with Shareholders in 2018	
Corporate Governance	● Solicited extensive feedback regarding the right to act by written consent and how that fits with the meaningful shareholder rights that Applied already has in place
Board Refreshment and Composition	● Shareholders recognized Applied's commitment to diversity, including gender, race/ethnicity and age, as well as our recent refreshment and attention to balanced skill-sets across our Board
Risk Oversight	● Shareholders appreciated our framework for the Board's oversight of risk, particularly around cybersecurity and sustainability
Executive Compensation	● Shareholders expressed support for our compensation program, metrics, and link between pay and performance
Diversity and Inclusion	● Received strong support for our Diversity and Inclusion Report and constructive feedback for ways to improve disclosure around additional diversity-related topics

We engage with a significant cross-section of our shareholder base, including large institutional investors, pension funds, and other investors. Topics of discussion include key business, Board, governance, executive compensation, environmental, sustainability and diversity and inclusion matters, as well as other subjects of interest to our shareholders. Based on feedback from shareholders, we have over the last few years adopted proxy access and a special meeting right and implemented changes to our executive compensation programs. During the fall of 2018, we contacted the holders of approximately 45% of our outstanding shares, and engaged in active discussions on these topics with investors who requested meetings, representing approximately 29% of our shares outstanding.

Board Responsiveness. In 2018, as part of our regular shareholder engagement program and at the request of our Governance Committee, we conducted extensive shareholder outreach efforts to solicit feedback regarding two topics – the right to act by written consent and disclosure of EEO-1 diversity data. These topics were the subject of shareholder proposals that had both received significant, although not majority, shareholder support at our 2018 Annual Meeting.

Action by Written Consent. Consistent with the lower-than-majority level of support for the written consent proposal at the 2018 Annual Meeting, investors who engaged with us did not express strong pressure on the Company to implement action by written consent. Shareholders expressed various views regarding action by written consent. While some shareholders indicated general support for action by written consent as a matter of principle in favor of greater shareholder rights, most shareholders with whom we engaged expressed disinterest or active opposition to adoption of the right based on several factors:

- Concerns that action by written consent could be disruptive and jeopardize their ability to participate in, or even be notified of, a vote;

- Belief that Applied's corporate governance practices and the shareholder rights already provided by Applied, such as proxy access and the ability to call special meetings at a 20% ownership threshold (recognized to be below the market standard of 25% and more favorable to shareholders), provide sufficient transparency and accountability of the Board to shareholders; and

- View that action by written consent does not provide investors with any additional material benefits beyond other rights they are already afforded.

Based on the input provided by shareholders, reflecting the lack of a clear consensus to adopt action by written consent, concerns about potential disruption and disenfranchisement that could result from exercise of the right, and the meaningful shareholder rights that Applied already has in place, including proxy access and a special meeting right implemented following extensive shareholder outreach, the Governance Committee determined that providing for a right to act by written consent is not warranted.

Disclosure of Diversity Data. In September 2018, we published our first Diversity and Inclusion ("D&I") Report, which highlights our D&I strategy, practices and goals, and provides key diversity data, including the gender and ethnic composition of our workforce. The publication of this report not only reflects the importance of this issue to Applied, but also the input that we received from our shareholders. Shareholder feedback to the report was universally positive, with the view that the report demonstrated our commitment to diversity and inclusion, transparency in disclosing data and accountability in working towards our goals. Shareholders also expressed appreciation of our continuing efforts to explore the disclosure of additional data regarding the diversity of our workforce. Based on our 2017 workforce demographics, we set new goals for increasing our global diversity and ensuring we have an inclusive work environment, which include increasing women and underrepresented minorities in our workforce.

Shareholder Communications

Any shareholder wishing to communicate with any of our directors regarding Applied may write to the director, c/o Christina Y. Lai, Corporate Secretary, Applied Materials, Inc., 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com. The Corporate Secretary reviews correspondence directed to the Board and, at the Corporate Secretary's discretion, forwards items that she deems appropriate for the Board's consideration. The independent directors of the Board review and approve the shareholder communication process periodically in order to enable an effective method by which shareholders can communicate with the Board.

Stock Ownership Guidelines

The Board has adopted stock ownership guidelines to align the interests of our directors and executive officers with those of our shareholders. The guidelines provide that non-employee directors should each own Applied stock with a value of at least five times the annual base retainer for non-employee directors. Applied's Chief Executive Officer should own Applied stock with a value of at least six times his annual base salary. Each Section 16 officer on the CEO Executive Staff should own Applied stock with a value of at least three times his or her annual base salary. As of December 31, 2018, all of our directors and executive officers were in compliance with the stock ownership guidelines.

Standards of Business Conduct

Applied's Standards of Business Conduct embody our commitment to ethical and legal business practices. The Board expects Applied's directors, officers and all other members of its workforce to act ethically at all times and to acknowledge their commitment to Applied's Standards of Business Conduct. The Standards of Business Conduct are available on our website at: *http://www.appliedmaterials.com/company/investor-relations/governance-documents.*

Board Meetings and Committees

The Board met six times in fiscal 2018. Each director attended over 75% of all Board and applicable committee meetings held during fiscal 2018. Directors are strongly encouraged to attend the Annual Meeting of Shareholders, and all of the directors serving on our Board at the time attended our 2018 Annual Meeting of Shareholders.

The Board has three principal committees performing the functions required by applicable SEC rules and Nasdaq listing standards to be performed by independent directors: the Audit Committee, the Human Resources and Compensation Committee, and the Corporate Governance and Nominating

Committee. Each of these committees meets regularly and has a written charter approved by the Board that is reviewed annually by the respective committee and by the Board.

In addition, at each regularly-scheduled Board meeting, the Chair of each committee reports on any significant matters addressed by the committee since the last Board meeting. Each director who serves on the Audit Committee, Human Resources and Compensation Committee, or Corporate Governance and Nominating Committee is an independent director under applicable Nasdaq listing standards and SEC rules.

Copies of the current charters for the Audit, Human Resources and Compensation, and Corporate Governance and Nominating Committees can be found on our website at: *http://www.appliedmaterials.com/company/investor-relations/governance-documents*. The Board also has a Strategy Committee and an Investment Committee, whose roles and responsibilities are described in Applied's Corporate Governance Guidelines.

Audit Committee

Members:	Primary responsibilities:	Meetings in Fiscal 2018: 13
Dennis D. Powell, Chair* Judy Bruner* Stephen R. Forrest Adrianna C. Ma* Scott A. McGregor* * Audit Committee Financial Expert	● Oversee financial statements, internal control over financial reporting and auditing, accounting and financial reporting processes ● Oversee the qualifications, independence, performance and engagement of our independent registered public accounting firm ● Oversee disclosure controls and procedures, and internal audit function ● Review and pre-approve audit and permissible non-audit services and fees ● Oversee tax, legal, regulatory and ethical compliance ● Review and approve related-person transactions ● Oversee financial-related risks, enterprise risk management program and cybersecurity ● Oversee matters related to Environmental Health and Safety	

Human Resources and Compensation Committee

Members:	Primary responsibilities:	Meetings in Fiscal 2018: 4
Thomas J. Iannotti, Chair Xun (Eric) Chen Alexander A. Karsner	● Oversee human resources programs, compensation and employee benefits programs, policies and plans ● Review and advise on management succession planning and executive organizational development ● Determine compensation policies for executive officers and employees ● Review the performance and determine the compensation of executive officers ● Approve and oversee equity-related incentive plans and executive bonus plans ● Review compensation policies and practices as they relate to risk management practices ● Approve the compensation program for Board members ● Oversee human capital management, including the Company's culture, and diversity and inclusion programs and initiatives	

Corporate Governance and Nominating Committee

Members:	Primary responsibilities:	Meetings in Fiscal 2018: 5
Judy Bruner, Chair Alexander A. Karsner Adrianna C. Ma Dennis D. Powell	● Oversee the composition, structure and evaluation of the Board and its committees ● Identify and recommend qualified candidates for election to the Board ● Establish procedures for director candidate nomination and evaluation ● Oversee corporate governance policies and practices, including Corporate Governance Guidelines ● Review and approval of director service on the board of directors of other companies and oversight of director education ● Review shareholder proposals and recommend to the Board actions to be taken in response to each proposal ● Review conflict of interest matters for the board of directors	

DIRECTOR COMPENSATION

Compensation Program for Directors

We compensate our non-employee directors for their service on the Board with a combination of cash and equity awards. Directors who are employees of Applied do not receive any compensation for their service as directors.

Retainer and Meeting Fees

Each non-employee director receives an annual cash retainer for his or her service on the Board, as well as additional cash retainers if he or she serves as the Chairman of the Board, on a committee or as the chair of a committee. Annual retainers are paid quarterly and are prorated based on the director's service during the fiscal year. The following table sets forth cash compensation for non-employee directors in effect during fiscal 2018.

Annual Base Retainer (prorated and paid quarterly)	$ 70,000
Additional Annual Retainers for Committee Service (prorated and paid quarterly):	
Audit Committee	$ 25,000
Human Resources and Compensation Committee	$ 12,500
Corporate Governance and Nominating Committee	$ 10,000
Strategy Committee	$ 10,000
Additional Annual Retainers for Chairman and Committee Chairs (prorated and paid quarterly):	
Chairman of the Board	$150,000
Audit Committee Chair	$ 25,000
Human Resources and Compensation Committee Chair	$ 20,000
Corporate Governance and Nominating Committee Chair	$ 12,500
Strategy Committee Chair	$ 12,500

In addition, non-employee directors receive $2,000 per meeting for service on the Investment Committee or other ad-hoc committee of which they are a member, or $3,000 per meeting if they are the chair of such a committee. Non-employee directors are reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings, business events on behalf of Applied, and seminars and programs on subjects related to their Board responsibilities.

Equity Compensation

Initial Grant. Upon initial appointment or election to the Board, a non-employee director receives a grant of restricted stock units with respect to a number of shares of Applied common stock with a fair market value on the date of grant equal to $225,000 (rounded down to the nearest whole share), pro-rated based on the period starting on the day of initial appointment or election and ending on the day of the next scheduled annual meeting of shareholders.

Annual Grant. Each non-employee director elected at an annual meeting receives on that date a non-discretionary grant of restricted stock units with respect to a number of shares of Applied common stock with a fair market value on the date of grant equal to $225,000 (rounded down to the nearest whole share). A non-employee director who is initially appointed or elected to the Board on the day of an annual meeting of shareholders receives only an annual grant. Each of our non-employee directors re-elected at the 2018 Annual Meeting received a grant of 3,789 restricted stock units on that date.

Vesting. Grants made to our non-employee directors vest in full on the earlier of March 1 of the year following the date of grant or the next annual meeting, provided the non-employee director remains on the Board through the scheduled vesting date. Vesting of these grants will be accelerated in full upon a non-employee director's earlier termination of service on the Board due to disability or death, or upon a change of control of Applied if the director ceases to be a non-employee director (and does not become a member of the board of directors of any successor corporation or its parent). Non-employee directors may elect in advance to defer receipt of vested shares until their termination of service on the Board.

Limit on Awards. Under our amended and restated Employee Stock Incentive Plan, grants of equity awards to any individual non-employee director may not exceed a fair market value totaling more than $400,000 in any fiscal year.

Charitable Matching Contributions

Non-employee directors are eligible to participate in The Applied Materials Foundation Matching Gift Program, under which the Foundation annually will match up to $3,000 of a non-employee director's donations to eligible non-profit and educational organizations, as well as match an unlimited amount of donations to our annual North America Food Drive. In addition, non-employee directors are eligible to participate in a matching program under the Applied Materials, Inc.

Political Action Committee, under which the Company annually will match up to $2,500 of a non-employee director's contributions for the benefit of eligible non-profit organizations and kindergarten to 12th grade public and non-profit private schools in the U.S. Non-employee directors are subject to the same maximum matching amounts and other terms as those for Applied's employees.

Director Compensation for Fiscal 2018

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	All Other Compensation ($)[3]	Total ($)
Judy Bruner	117,500	222,035	3,000	342,535
Xun (Eric) Chen	92,500	222,035	—	314,535
Aart J. de Geus	94,500	222,035	—	316,535
Stephen R. Forrest	107,000	222,035	522	329,557
Thomas J. Iannotti	252,500	222,035	5,750	480,285
Alexander A. Karsner	92,500	222,035	—	314,535
Adrianna C. Ma	108,000	222,035	4,000	334,035
Scott A. McGregor[4]	76,442	249,137	—	325,579
Dennis D. Powell	132,000	222,035	—	354,035

[1] Amounts shown do not reflect compensation actually received by the directors. Instead, these amounts represent the grant date fair value of stock awards granted in fiscal 2018 (consisting of 3,789 restricted stock units granted to each director on March 8, 2018 and 472 restricted stock units granted to Mr. McGregor upon his initial appointment to the Board during fiscal 2018), as determined pursuant to FASB Accounting Standards Codification 718 ("ASC 718"). The assumptions used to calculate the value of stock awards are set forth in Note 11 of the Notes to Consolidated Financial Statements included in Applied's Annual Report on Form 10-K for fiscal 2018 filed with the SEC on December 13, 2018.

[2] Each director had 3,789 restricted stock units outstanding at the end of fiscal 2018. In addition, certain directors had restricted stock units that had vested in previous years and for which settlement was deferred until the date of his or her termination of service from the Board, as follows: Dr. Chen, 10,278 units; Ms. Ma, 16,297 units; and Mr. Powell, 57,638 units.

[3] Amount shown represents The Applied Materials Foundation's and/or the Company's matching contribution of the director's donations/contributions to eligible non-profit organizations.

[4] Mr. McGregor was appointed to the Board in January 2018.

STOCK OWNERSHIP INFORMATION

Principal Shareholders

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2018 by each person known by Applied to own 5% or more of our common stock. In general, "beneficial ownership" refers to shares that an entity or individual had the power to vote or the power to dispose of, and shares that such entity or individual had the right to acquire within 60 days after December 31, 2018.

	Shares Beneficially Owned	
Name	**Number**	**Percent**[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	76,883,094[2]	8.07%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	68,889,949[3]	7.23%
State Street Corporation One Lincoln Street Boston, MA 02111	55,652,309[4]	5.84%

[1] Percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 952,895,973 shares of common stock outstanding as of December 31, 2018.

[2] The amended Schedule 13G filed with the SEC by The Vanguard Group ("Vanguard") on February 12, 2018 indicates that as of December 31, 2017, Vanguard had sole dispositive power over 75,164,270 shares, shared dispositive power over 1,718,824 shares, sole voting power over 1,531,416 shares, and shared voting power over 226,174 shares.

[3] The amended Schedule 13G filed with the SEC by BlackRock, Inc. ("BlackRock") on January 29, 2018 indicates that as of December 31, 2017, BlackRock had sole dispositive power over 68,889,949 shares and sole voting power over 58,292,395 shares.

[4] The amended Schedule 13G filed with the SEC by State Street Corporation ("State Street") on February 13, 2018 indicates that as of December 31, 2017, State Street had shared dispositive power over 55,652,309 shares and shared voting power over 49,249,823 shares.

Directors and Executive Officers

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2018 by: (1) each director nominee, (2) each NEO and (3) the current directors and executive officers as a group. In general, "beneficial ownership" refers to shares that a director or executive officer had the power to vote or the power to dispose of, and shares that such individual had the right to acquire within 60 days after December 31, 2018.

	Shares Beneficially Owned	
Name	Number[1]	Percent[2]
Directors, not including the CEO:		
Judy Bruner	14,566[3]	*
Xun (Eric) Chen	24,397[4]	*
Aart J. de Geus	141,467[3]	*
Stephen R. Forrest	74,967[3]	*
Thomas J. Iannotti	61,967[3]	*
Alexander A. Karsner	20,027[3]	*
Adrianna C. Ma	22,934[5]	*
Scott A. McGregor	4,261[3]	*
Dennis D. Powell	88,677[6]	*
Named Executive Officers:		
Gary E. Dickerson	2,236,206[7]	*
Daniel J. Durn	46,129[8]	*
Ali Salehpour	216,137	*
Prabu G. Raja	205,504	*
Steve G. Ghanayem	248,471	*
Current Directors and Executive Officers, as a Group (18 persons)	4,157,277[9]	*

* Less than 1%

[1] Except as subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of their shares of common stock.

[2] Percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 952,895,973 shares of common stock outstanding as of December 31, 2018, plus the number of shares of common stock that such person or group had the right to acquire within 60 days after December 31, 2018.

[3] Includes 3,789 restricted stock units that are scheduled to vest within 60 days after December 31, 2018.

[4] Includes (a) 10,497 restricted stock units that have vested and which, pursuant to Dr. Chen's election to defer, will be converted to shares of Applied common stock and paid to him on the date of his termination of service from the Applied Board and (b) 3,789 restricted stock units that are scheduled to vest within 60 days after December 31, 2018 and which, pursuant to Dr. Chen's election to defer, will be converted to shares of Applied common stock and paid to him on the date of his termination of service from the Applied Board.

[5] Includes (a) 16,627 restricted stock units that have vested and which, pursuant to Ms. Ma's election to defer, will be converted to shares of Applied common stock and paid to her on the date of her termination of service from the Applied Board and (b) 3,789 restricted stock units that are scheduled to vest within 60 days after December 31, 2018 and which, pursuant to Ms. Ma's election to defer, will be converted to shares of Applied common stock and paid to her on the date of her termination of service from the Applied Board.

[6] Includes (a) 58,870 restricted stock units that have vested and which, pursuant to Mr. Powell's election to defer, will be converted to shares of Applied common stock and paid to him on the date of his termination of service from the Applied Board and (b) 3,789 restricted stock units that are scheduled to vest within 60 days after December 31, 2018.

[7] Includes an option to purchase 1,000,000 shares that is exercisable within 60 days after December 31, 2018.

[8] Includes 18,630 restricted stock units that are scheduled to vest within 60 days after December 31, 2018.

[9] Includes (a) an option to purchase 1,000,000 shares that is exercisable within 60 days after December 31, 2018, (b) 68,053 restricted stock units that are scheduled to vest within 60 days after December 31, 2018 and (c) 85,994 restricted stock units that have vested and which, pursuant to each director's election to defer, will be converted to shares of Applied common stock and paid to the director on the date of the director's termination of service from the Applied Board.

PROPOSAL 2—APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking shareholders to approve, on a non-binding, advisory basis, the compensation of our NEOs, as described in this Proxy Statement. We seek this approval each year. Our annual "say-on-pay" proposals have been supported by our shareholders each year since we began providing this vote in 2011, and received the support of 96% of votes cast in 2018.

Our Board of Directors believes that our compensation policies and practices promote a performance-based culture and align our executives' interests with those of our shareholders through a strong emphasis on at-risk compensation tied to the achievement of performance objectives and shareholder value. Our executive compensation program is also designed to attract and retain highly-talented executives who are critical to the successful implementation of Applied's strategic plan.

Pay and Performance. We align compensation with our business objectives, performance and shareholder interests. See pages 26 and 35 for charts illustrating the connection between key financial and Company performance metrics and the compensation paid to our CEO during the last five fiscal years.

Significant Portion of CEO Pay Consists of Variable Compensation and Long-Term Incentives. In fiscal 2018, 93% of our CEO's compensation comprised variable

compensation elements, and 83% of his overall compensation was delivered in equity with multi-year vesting. Performance objectives include financial and market objectives relating to adjusted operating margin, gross margin, WFE market share and relative TSR, as well as strategic and operational objectives, as described on page 32.

Please see the *"Compensation Discussion and Analysis"* **section for further discussion of our executive compensation program and the fiscal 2018 compensation of our NEOs.**

We are asking our shareholders to approve the compensation of our NEOs as described in this Proxy Statement by voting in favor of the following resolution:

"RESOLVED, that the shareholders approve, on a non-binding, advisory basis, the compensation paid to the Company's named executive officers as disclosed in the Company's Proxy Statement for the 2019 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis section, the Summary Compensation Table, other compensation tables, narrative discussion and related disclosure."

Even though this say-on-pay vote is advisory and therefore will not be binding on the Company, the HRCC and the Board value the opinions of our shareholders, and will consider the results of the vote when making future compensation decisions for our NEOs.

 **THE BOARD RECOMMENDS THAT YOU VOTE** *FOR* **THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS FOR FISCAL YEAR 2018, AS DISCLOSED IN THIS PROXY STATEMENT**

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our Business and Strategy

Applied Materials is the leader in materials engineering solutions used to produce virtually every new chip and advanced display in the world. Our expertise in modifying materials at atomic levels and on an industrial scale enables customers to transform possibilities into reality. At Applied Materials, our innovations make possible the technology shaping the future.

We develop, design, produce and service semiconductor and display equipment for manufacturers that sell into highly competitive and rapidly changing end markets. Our competitive positioning is driven by our ability to identify major technology inflections early, and to develop highly differentiated materials engineering solutions for our customers to enable those technology inflections. Through our broad portfolio of products and technologies, innovation leadership and focused investments in research and development, we are enabling our customers' success, thereby generating record performance for the Company and creating significant value for our shareholders.

Our Performance Highlights

In 2018, despite challenging market conditions in the second half of the year, we delivered another year of outstanding results across several dimensions – company-wide, across our different products and segments, and from a financial and strategic perspective. Key highlights include:

- Grew revenue to $17.3 billion in fiscal 2018, up 19% from the prior year, resulting in our third consecutive year of record revenue;

- Achieved record revenue across all of our segments;

- Grew operating profit to a new record, resulting in record GAAP EPS of $3.23, and record non-GAAP adjusted EPS of $4.45 – an increase of 2% and 37% over fiscal 2017, respectively (see the Appendix for a reconciliation of non-GAAP adjusted measures);

- Delivered operating cash flow of $3.8 billion, equal to 22% of revenue; and

- Returned $5.9 billion to shareholders through dividends and share repurchases.

Highlights of five-year performance achievements across key financial measures



Non-GAAP adjusted operating margin and non-GAAP adjusted EPS are performance targets under our bonus and long-term incentive plans. See Appendix for non-GAAP reconciliations.

Key financial highlights for our reporting segments in fiscal 2018 include the following:

- **Semiconductor Systems segment**: we delivered record annual revenue of $10.9 billion, up 15% from the prior year.

- **Applied Global Services segment**: we grew revenue to a record $3.8 billion, up 24% from fiscal 2017. We accelerated our momentum by introducing new ways to help our customers manage increasing complexity.

- **Display and Adjacent Markets segment**: we delivered manufacturing equipment for increasingly larger and more advanced TVs, as well as high-resolution mobile displays, growing revenue to a record $2.5 billion, up 31% from fiscal 2017.

Strategic and Operational Highlights

Applied's strategy is to deliver highly differentiated materials engineering products and services that enable major technology inflections and drive our customers' success.



See inflections early | Identify customers' High Value Problems | Develop Differentiated Valuable Sustainable products | Ensure customer success + Generate residual value

In fiscal 2018, we continued to drive profitable growth by executing our strategy. Key highlights include:

- Increased our investments in research and development by more than $245 million over fiscal 2017, to over $2.0 billion. We continue to prioritize our operating expenses towards R&D to solve major technology challenges for our customers and drive our long-term growth strategy.

- Delivered strong growth in key areas of our semiconductor equipment business in fiscal 2018 – our process equipment businesses and our metrology and inspection businesses delivered record revenues.

- Made strong gains in the memory market and positioned the Company for further growth as customers transition to new, higher performance devices.

- Built upon Applied's large installed base of manufacturing systems and grew the number of tools under comprehensive service agreements three times faster than the installed base. We are now generating about half of our services revenue from long-term agreements. These agreements enable us to generate more value by helping our customers achieve and maintain higher yields, and optimize factory output and operating costs.

- Continued to deliver key tools for Gen 10.5 display factories, allowing customers to manufacture larger and more advanced TVs, and maintained the leading position in thin-film encapsulation, which enables next-generation OLED displays for mobile devices.

In summary, each of our major business segments delivered double-digit growth in fiscal 2018 despite challenging market conditions. For the calendar year, we expect most of our semiconductor businesses gained or held share. However, other segments of the wafer fabrication equipment ("WFE") market where we do not compete, such as lithography, saw faster growth, and, as a result, we expect our overall WFE share declined in 2018. In addition, our stock price performance reflected weaker industry demand in the second half of the year, especially in the memory market.

The HRCC set many performance targets for fiscal 2018 bonuses far above any records that Applied had achieved in the past in order to set a very high and challenging bar for the executive officers. During fiscal 2018, Applied achieved record EPS and other financial and operational objectives, but even so, our record financial results were below our aggressive targets. The HRCC also set aggressive goals for WFE share and total shareholder return ("TSR") performance relative to our peers, and these results were below the 1.0 targets. Accordingly, bonus payouts to our executive officers were below target bonus amounts.

Stock Price Performance

While Applied achieved strong financial results in fiscal 2018, our stock price performance reflected weaker industry demand in the second half of the year, especially in the memory market. Over the past five years, Applied has outperformed the S&P 500 Index, as shown below.

FY2014 – FY2018 Total Shareholder Return vs. Key Peers



Primary Compensation Elements and Executive Compensation Highlights for Fiscal 2018

The primary elements of our compensation program consist of base salary, annual incentive bonuses and annual long-term incentive awards. Other elements of compensation include a 401(k) savings plan, deferred compensation benefits and other benefits programs that are generally available to all employees. Primary elements and highlights of our fiscal 2018 compensation program were as follows:

Element of Pay	Structure	Highlights
Base Salary (see page 29)	■ Fixed cash compensation for expected day-to-day responsibilities ■ Reviewed annually and adjusted when appropriate, based on scope of responsibility, performance, time in role, experience, and competitive market for executive talent	■ Fiscal 2018 salaries for each named executive officer ("NEO") remained unchanged from 2017 levels, except to reflect promotions
Annual Incentive Bonuses (see page 29)	■ Variable compensation paid in cash ■ Based on performance against pre-established financial, operational, strategic and individual performance measures ■ Financial and non-financial metrics provide a comprehensive assessment of executive performance ■ Performance metrics evaluated annually for alignment with strategy and market trends ■ NEO annual incentives determined through three-step performance measurement process: Funding: 1 **Initial Performance Goal** *Non-GAAP Adjusted Earnings Per Share* Allocation: 2 **Corporate Scorecard** *Business and Strategic Goals* 3 **Individual Performance Modifier** *Individual NEO Performance*	■ Fiscal 2018 target bonuses as a percentage of base salary were the same as fiscal 2017 levels for all the NEOs, except to reflect promotions ■ The threshold non-GAAP adjusted EPS goal for fiscal 2018 was $3.50. The Company achieved an actual result of $4.45 ■ As the threshold performance goal was achieved, the annual bonuses were based on the performance of the Company's objective and quantifiable business and strategic goals in the corporate scorecard for each NEO ■ Based on achievement compared to goals, fiscal 2018 actual annual bonuses ranged from 0.58x to 0.73x target for our NEOs — Achievement against the corporate scorecard ranged from 0.53x to 0.66x target (see corporate scorecard information on page 32) — Individual performance factor was 1.1x target for all our NEOs, which was determined based on an assessment of individual performance results and impact against both quantitative and strategic objectives (see individual performance highlights on page 33)
Long-Term Incentives (see page 35)	■ Performance share units ("PSUs") to establish rigorous long-term performance alignment ■ Restricted stock units ("RSUs") to provide link to shareholder value creation and retention value ■ Performance share units vest based on achievement of 3-year non-GAAP adjusted operating margin and 3-year WFE market share goals ■ Restricted stock units vest ratably over 3 years	■ The target vehicle mix of the equity awards consists of 75% PSUs and 25% RSUs for the CEO and 50% PSUs and 50% RSUs for the other NEOs ■ Non-GAAP adjusted operating margin is a key measure of our Company's long-term success ■ WFE market share is a relative performance measure benchmarked against key industry peers — For fiscal 2019, the WFE market share metric was replaced with relative TSR, which better reflects our growing Display and services businesses, in addition to our semiconductor segment, and incentivizes management to outperform the market through each business environment



Pay Mix

In fiscal 2018, a significant portion of our executive compensation consisted of variable compensation and long-term incentives. As illustrated below, 93% of CEO compensation for fiscal 2018 comprised variable compensation elements, and 83% of Mr. Dickerson's overall compensation was delivered in equity with multi-year vesting.

FY2018 Compensation Mix[1]



CEO

Base Salary 7%
Annual Incentive Bonus 10%
RSU 21%
PSU 62%
83% Long-Term Incentives
93% Variable Compensation

All Other NEOs

Base Salary 14%
Annual Incentive Bonus 12%
RSU 37%
PSU 37%
74% Long-Term Incentives
86% Variable Compensation

[1] Represents total direct compensation for fiscal 2018.

Summary of 2018 Total Direct Compensation

The following table summarizes elements of annual total direct compensation for our NEOs for fiscal 2018, consisting of (1) base salary, (2) annual incentive bonus and (3) annual long-term incentive awards (the grant date fair value of stock awards). This table excludes amounts not considered by the Human Resources and Compensation Committee ("HRCC") to be annual total direct compensation, such as (a) the amount of a special bonus paid to Mr. Durn in connection with his hire in August 2017 and the grant date fair value of restricted stock units awarded to him for retention and performance purposes, (b) the grant date fair value of restricted stock units awarded to each of Mr. Ghanayem and Dr. Raja in connection with each officer's promotion and (c) certain other amounts required by the SEC to be reported in the Summary Compensation Table (see page 41 of this Proxy Statement).

Name and Principal Position	Salary ($)	Annual Incentive Bonus ($)	Annual Long-Term Incentive Award ($)	Total ($)
Gary E. Dickerson President and Chief Executive Officer	1,000,000	1,430,000	11,261,311	13,691,311
Daniel J. Durn Senior Vice President, Chief Financial Officer	600,000	471,900	2,943,380	4,015,280
Ali Salehpour Senior Vice President, Services, Display and Flexible Technology	600,000	588,060	3,610,485	4,798,545
Prabu G. Raja Senior Vice President, Semiconductor Products Group	549,039	522,720	2,820,650	3,892,409
Steve G. Ghanayem Senior Vice President, New Markets and Alliances Group	549,039	432,878	2,820,650	3,802,567

Pay and Performance

We align compensation with our business objectives, performance and shareholder interests. The following chart shows the connection between TSR and the total direct compensation of our CEO for the last five fiscal years. While TSR has grown significantly over the previous four years, our CEO's total direct compensation has remained relatively flat during that period.



(1) Total direct compensation consists of annual base salary, annual incentive bonus and annual long-term incentive award (grant date fair value of annual equity awards for all fiscal years, except for fiscal 2014, which consists of the total amount of cash-settled performance units). Total direct compensation shown above excludes other amounts required by the SEC to be reported in the Summary Compensation Table.

(2) TSR line illustrates the total shareholder return on our common stock during the period from October 24, 2014 through October 26, 2018 (the last business day of fiscal 2018), assuming $100 was invested on October 24, 2014 and assuming reinvestment of dividends.

Other Key Compensation Practices

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our leadership team with the interests of our shareholders. Below is a summary of best practices that we have implemented and practices that we avoid because we believe they are not in the best interests of Applied or our shareholders.

WHAT WE DO	WHAT WE DO NOT DO
✓ **Pay for Performance** – Significant majority of NEO target compensation is performance-based and tied to pre-established performance goals aligned with our short- and long-term objectives.	✗ **No Guaranteed Bonuses** – Our annual bonus plans are performance-based and do not include any minimum payment levels.
✓ **Mitigation of Risk** – Use of varied performance measures in incentive programs mitigates risk that executives will be motivated to pursue results with respect to any one performance measure to the detriment of Applied as a whole.	✗ **No Hedging or Pledging** – Our insider trading policy prohibits all directors, NEOs and other employees from engaging in hedging or other speculative trading, and prohibits directors and NEOs from pledging their shares.
✓ **Compensation Recoupment Policy** – Both our annual cash bonus plan and our stock incentive plan contain "clawback" provisions providing for reimbursement of incentive compensation from NEOs in certain circumstances.	✗ **No Perquisites** – We do not provide material perquisites or other personal benefits to our NEOs or directors, except in connection with business-related relocation.
✓ **Stock Ownership Guidelines** – All senior officers and directors are subject to stock ownership guidelines to align their interests with shareholders' interests.	✗ **No Dividends on Unvested Equity Awards** – We do not pay dividends or dividend equivalents on unvested equity awards.
✓ **Double-Trigger Change-in-Control Provisions** – Equity awards for all NEOs require a "double-trigger" of both a change-in-control and termination of employment for vesting acceleration benefits to apply.	✗ **No Executive Pensions** – We do not offer any executive pension plans.
✓ **Annual Say-On-Pay Vote** – We seek annual shareholder feedback on our executive compensation program.	✗ **No Tax Gross-Ups** – We do not pay tax gross-ups, except in connection with business-related relocation or expatriate assignments.

Compensation Governance and Decision-Making Framework

Overview of Compensation Program Philosophy and Governance Framework

Our executive compensation program has three principal objectives:

- To attract, reward and retain highly-talented executive officers and other key employees;

- To motivate these individuals to achieve short-term and long-term goals that enhance shareholder value; and

- To support our core values and culture.

We seek to achieve these objectives by:

- Providing compensation that is competitive with the practices of other leading, high-technology companies; and

- Linking rewards to Company and individual performance by:

  - Setting challenging performance goals for executive officers and other key employees;

  - Balancing retention needs with performance objectives; and

  - Providing a high proportion of total target compensation in the form of equity incentives to motivate executive officers and key employees to increase long-term value in alignment with shareholders' interests.

The HRCC uses these principles to determine base salaries, annual incentive bonuses and long-term incentive awards. The HRCC also considers Applied's business objectives, external factors such as geopolitical and economic environment, competitive practices and trends, and corporate considerations, including the affordability of the compensation program.

The HRCC further considers the results of the annual advisory "say-on-pay" vote and shareholder feedback. At our Annual Meeting in 2018, our "say-on-pay" proposal received a substantial majority (96%) of votes cast. In consideration of this vote and feedback from our shareholders through our extensive outreach effort, the HRCC approved an executive compensation program for fiscal 2018 that is unchanged from the fiscal 2017 program.

Fiscal 2018 Peer Group Companies

The HRCC regularly reviews compensation paid by our peer group, which consists of a broad range of high-technology companies whose businesses are similar to ours and with which we typically compete for executive talent, as a reference point for evaluating our compensation program.

For the composition of the fiscal 2018 peer group, we considered companies that met the following criteria: (1) technology companies with manufacturing operations, (2) companies whose revenues were approximately one-third to five times that of Applied, (3) companies with global operations that disclose executive compensation pursuant to SEC rules, (4) companies that compete with us for key talent, and (5) companies that devote significant resources to research and development as a percentage of revenue. Based on this assessment, the HRCC determined to remove EMC Corp. and SanDisk Corp., which were part of the 2017 peer group, from the fiscal 2018 peer group due to their acquisition by other companies, one of which is in our peer group. Each of the other companies in the peer group listed below met most, if not all, of the five screening criteria listed above and continued to be included in the peer group; in addition, several of the companies were among our principal U.S. competitors or top U.S. customers.

Data gathered on the peer group include base salary, bonus, targeted cash compensation, long-term incentive awards and total direct compensation. The HRCC uses this information as a reference point rather than to target a specific percentile for our NEOs. The peer group data is gathered from the sources described in "*Role of Compensation Consultant*" below.

The tables below set forth our fiscal 2018 peer group and related information.

Fiscal 2018 Peer Group	
Advanced Micro Devices, Inc.	Micron Technology, Inc.
Broadcom, Inc.	Motorola Solutions, Inc.
Cisco Systems, Inc.	NetApp, Inc.
Corning Inc.	NVIDIA Corp.
Intel Corp.	QUALCOMM, Inc.
Juniper Networks, Inc.	Seagate Technology plc
KLA-Tencor Corp.	Texas Instruments, Inc.
Lam Research Corp.	Western Digital Corp.



Applied Materials Positioning Relative to Peers

Components of Total Direct Compensation

Determining Annual Total Direct Compensation

At the beginning of fiscal 2018, the HRCC evaluated each NEO's annual total direct compensation – consisting of annual base salary, annual incentive bonus and annual long-term incentive award. As part of this annual evaluation, the HRCC considers the NEO's scope of responsibility, performance, skill set, prior experience and achievements, advancement potential, impact on results and expected future contributions to our business. The HRCC also considers the compensation levels of an executive officer relative to other Applied officers, the need to attract and retain talent, business conditions, and compensation levels at our peer companies for comparable positions; however, no individual element of compensation is targeted to a peer percentile range. The HRCC uses peer group data as a tool to assess how our executives' compensation compares to the market rather than as a means to establish specific target compensation levels. Actual pay results vary based on the overall performance of the Company and individual NEO performance, as the largest portion of NEO compensation is performance-based.

Base Salaries

Base salaries and bonus opportunities are designed to attract, motivate, reward and retain executive talent, as well as to align pay with performance. At the beginning of each fiscal year, the HRCC determines each NEO's targeted total cash compensation (salary and target bonus).

Base salaries are an annual fixed level of cash compensation. At the beginning of fiscal 2018, the HRCC increased each of Dr. Raja's and Mr. Ghanayem's base salary from $500,000 to $550,000 to reflect his additional responsibilities and promotion from Group Vice President to Senior Vice President. These promotions were made in connection with a new organizational structure implemented

in November 2017 designed to accelerate our strategy and growth. The HRCC did not change base salaries for the other NEOs in fiscal 2018. The HRCC determined that continuing base salary amounts from fiscal 2017 for those other NEOs was sufficiently competitive to provide adequate retention value and allowed Applied to continue its focus on weighting cash compensation toward performance-based incentives.

Annual Incentive Bonus Opportunities

Bonus Plan Overview. In fiscal 2018, all of our NEOs participated in the Senior Executive Bonus Plan (the "Bonus Plan"). The Bonus Plan is a shareholder-approved bonus program designed to motivate and reward achievement of Applied's business goals and to attract and retain highly-talented individuals. The annual incentive bonus opportunity for each NEO under the Bonus Plan is directly linked to Applied's achievement of financial and market performance, operational performance and strategic objectives, in addition to individual performance. Company and individual goals are designed to incentivize management to drive strong operating performance, invest in innovation to drive future growth and create shareholder value. Our Bonus Plan is performance-based and does not include any minimum payment levels.

Determining Target Bonus Amounts. Target bonus amounts for the NEOs are expressed as a percentage of base salary. The HRCC sets the annual target bonus amount for each NEO, taking into consideration Mr. Dickerson's recommendations regarding the annual target bonus amounts for each of the NEOs other than himself. In early fiscal 2018, Mr. Dickerson recommended that, for each NEO other than Dr. Raja and Mr. Ghanayem, the target bonus amounts remain unchanged from fiscal 2017. Mr. Dickerson recommended, and the HRCC approved, increasing each of Dr. Raja's and Mr. Ghanayem's target bonus from 120% to 135% of his salary in connection with each officer's promotion. In making his recommendations, Mr. Dickerson relied on a variety of factors, including publicly-available data and market survey data, as described above, as well as his assessment of overall economic and business conditions.

The HRCC considered these same factors in deciding not to increase Mr. Dickerson's target bonus.

Assessing Performance and Payout. The determination of fiscal 2018 performance and annual incentive bonuses for our NEOs consisted of three key steps, as illustrated in the diagram below and the following discussion.



Initial Performance	NEO Bonus Determination	
Initial Performance Hurdle	**Corporate Scorecard**	**Individual Performance Factor**
▪ Threshold performance requirement that must be achieved for maximum bonuses to become available ▪ Initial performance goal for fiscal 2018 was **non-GAAP adjusted EPS** of $3.50	▪ Assessment of performance against pre-defined financial, operational and strategic corporate goals ▪ For fiscal 2018, **50% based on financial and market performance; 50% based on objective and measurable operational and strategic goals**	▪ Assessment of **individual NEO performance against personal objectives and contributions to the business**

The HRCC believes that this multi-step performance framework appropriately emphasizes financial performance, while also providing a mechanism to assess achievement of key business imperatives by individual NEOs.

Initial Performance Goal. For fiscal 2018, the HRCC chose non-GAAP adjusted EPS as the initial performance hurdle. EPS, an indicator of overall Company financial performance, is a measure of profits generated on a per share basis that are available either to reinvest in the business or distribute to shareholders, and has a strong link to share price valuation.

If Applied does not achieve a threshold non-GAAP adjusted EPS of $3.50 for the fiscal year, no bonus is payable. If this threshold is achieved, the maximum bonus that becomes payable for each NEO is the lowest of: (a) $5 million, (b) 3x a corporate bonus pool funding modifier, multiplied by the target bonus, and (c) 3x the target bonus, as a percentage of base salary.

In fiscal 2018, Applied's non-GAAP adjusted EPS was $4.45, resulting in achievement of the initial performance goal under the Bonus Plan. Adjusted EPS is a non-GAAP measure that excludes certain items from EPS determined in accordance with GAAP (see Appendix for a reconciliation of non-GAAP adjusted EPS).

Non-GAAP adjusted EPS does not exclude share-based compensation expenses.

Balanced Corporate Scorecard. If the initial performance goal is achieved, the HRCC then uses the corporate scorecard to evaluate achievement of pre-defined corporate objectives and goals for each NEO and as a primary mechanism to exercise negative discretion from the maximum bonus amount. The scorecard is designed to measure financial and non-financial objectives that are considered by the HRCC to be key drivers of the Company's near-term financial and operational success that will create shareholder value over the longer-term. As in previous years, the fiscal 2018 scorecard measured corporate performance in five broad categories: (1) Financial and Market Performance, (2) Products and Growth, (3) Execution, (4) Customers, Field and Service and (5) People and Organization. These categories align with and support the Company's strategy of strengthening our materials engineering capabilities to enable major technology inflections for our customers and positioning Applied for sustainable growth to support long-term value creation for its shareholders.

Scorecard Category	Link to Company Strategy and Performance
Financial and Market Performance	Financial, market share and TSR goals align with a focus on delivering sustainable performance that increases shareholder value
Products and Growth	Reinforces strategy of developing new and differentiated products and services, and positioning Applied and its products for future revenue and market share growth
Execution	Incentivizes increased efficiency in operational process, product development success and quality and safety performance
Customers, Field and Service	Promotes focus on customer service by improving growth and efficiency at key accounts and applications
People and Organization	Drives focus on greater employee engagement to promote hiring, retention and development of key talent

NEO Objectives and Weightings. Each NEO was assigned individualized weightings for all measures to reflect the relative impact and contributions of that NEO and his business or organizational unit to Applied's overall performance with respect to a particular measure. The Financial and Market Performance measures were weighted at approximately 50% for all NEOs. The corporate scorecard objectives and weightings were the same for Mr. Dickerson and Mr. Durn. All other NEOs had objectives and weightings as set forth in the table below.

Goal Setting and Measurement. At the beginning of the fiscal year, the HRCC reviewed objectives, goals and weightings initially proposed by management, provided input and made adjustments, and approved the final corporate scorecard and individual weightings for each NEO. Scorecard objectives are intended to be very challenging to incentivize our NEOs to achieve performance levels that are higher than our externally communicated financial targets. Consequently, delivering results below the 100% target level can still represent meaningful progress towards our long-term strategic goals. Progress towards achieving the corporate scorecard objectives was evaluated and tracked quarterly during the fiscal year. Scores were awarded for each metric under the scorecard based on the degree to which the pre-determined goals for that metric were achieved. Performance hurdles were set to measure achievement at 0, 0.5, 1.0, 1.5 and 2.0 levels, with a score of 1.0 indicating performance that met very high expectations and scores over 1.0 indicating extraordinary achievement. At the end of the fiscal year, scores were calculated based on actual performance against objectives and were presented to the HRCC to review, adjust and approve.

The following table details fiscal 2018 corporate scorecard objectives, their relative weightings for each NEO, the achievements based on performance against rigorous objectives and the resulting scores, as approved by the HRCC (see Appendix for non-GAAP reconciliations).

Objectives	Weightings				Achievements	Score
	Dickerson and Durn	Salehpour	Raja	Ghanayem		
Financial and Market Performance	50.0%	50.0%	47.5%	50.0%		
● Grow wafer fabrication equipment (measured by Gartner) market share					● Estimating wafer fabrication equipment market share below target in calendar 2018	0.0
● Grow Display revenue per target					● Delivered $2.5 billion in Display revenue	1.0
● Achieve gross margin targets (gross margin reported externally)					● Achieved 46.3% non-GAAP adjusted gross margin	0.5
● Achieve adjusted operating margin goal (operating margin reported externally)					● Achieved 29.0% non-GAAP adjusted operating margin	0.5
● Achieve TSR target relative to peers					● Delivered TSR performance below target relative to semiconductor equipment peer group	0.0
Products and Growth	20.0%	24.0%	20.0%	40.0%		
● Win development tool of record and production tool of record positions at key customers					● Exceeded target number of development tool of record and production tool of record positions	1.5
● Grow service revenue per target					● Achieved targeted service revenue	1.0
● Develop growth pipeline to deliver targeted fiscal 2021 revenue and create opportunities in core and new businesses					● Developed strong pipeline of opportunities to drive significant future growth, but fell slightly short of aggressive targets	0.5
Execution	10.0%	10.0%	12.5%	0.0%		
● Update enterprise resource planning system for Semiconductor Products Group while maintaining order-to-cash and on-time-delivery targets					● Updated enterprise resource planning system while maintaining order-to-cash and on-time-delivery targets	1.0
● Improve product success rate and commercialization of winning products					● Made significant progress with new products that will deliver future growth and improved product development processes and methods, as measured by Capability Maturity Model. Some results were below aggressive goals that were set	0.5
● Improve operational, quality and safety performance					● Delivered overall improvements in key metrics for delivery times, materials costs, quality and safety but fell short of some targets for the year	0.5
Customers, Field and Service	10.0%	10.0%	10.0%	0.0%		
● Achieve growth and efficiency metrics at key accounts					● Achieved field management goals at a majority of key accounts	0.5
● Grow target applications for systems and service					● Delivered targeted application growth for systems and service	1.0
People and Organization	10.0%	6.0%	10.0%	10.0%		
● Improve overall health score and employee engagement score relative to 2017 organizational health index survey results and improve priority practices score relative to 2016 survey, measured by survey administered by McKinsey					● Increased overall health score by 4 points and overall employee engagement score by 2.9 points; increase priority practices scores on average of 5 points	2.0
● Implement next phase of organizational development strategy					● >90% of targeted population had development plan by Q2 and >85% of targeted population trained by fiscal year end	1.5

Goals tied to objective and quantifiable metrics aligned with Company strategy

Individual Performance Factor. The HRCC also considered the individual performance of each NEO as indicated by that NEO's individual performance factor ("IPF"). The IPF applied only if the initial performance goal and at least some of the corporate scorecard objectives were achieved. The IPF modified the initial bonus amount as determined based on achievement against the corporate scorecard objectives. The IPF modifier ranges from 0 to 1.5.

The HRCC determined the IPFs for all NEOs. Mr. Dickerson's IPF was based on the HRCC's year-end assessment of his leadership and the Company's overall performance during the year. The HRCC determined the IPF for each other NEO taking into consideration Mr. Dickerson's recommendation, which included his assessment of the achievement of strategic, financial, operational and organizational performance goals specific to the business or organizational unit for which the NEO was responsible, as well as the NEO's leadership skills and current and expected contributions to the business. For fiscal 2018, in light of the significant efforts by each NEO in leading his respective organization, and in Mr. Dickerson's case, Applied, and in recognition of the significant teamwork required of the leadership team to deliver outstanding financial results despite challenging market conditions, the HRCC assigned each NEO an IPF of 1.1.

The following table shows the highlights of each NEO's performance in fiscal 2018 that the HRCC considered in determining their respective IPFs.

NEO	Fiscal 2018 Individual Performance Highlights
Gary E. Dickerson	● Delivered record annual revenue of $17.3 billion and non-GAAP adjusted EPS of $4.45, up 19% and 37% from fiscal 2017, respectively ● Positioned Applied for future growth, to win at key industry inflections and to execute well in a range of market conditions
Daniel J. Durn	● Delivered record annual revenue of $17.3 billion and non-GAAP adjusted EPS of $4.45, up 19% and 37% from fiscal 2017, respectively ● Executed tax strategy to optimize tax rate and cash management in light of new U.S. tax legislation ● Drove successful implementation of new enterprise resource planning system to enhance Company infrastructure and delivered significant process efficiency improvements
Ali Salehpour	● Delivered record Applied Global Services ("AGS") revenues of $3.8 billion ● Developed new service products and positioned AGS for double-digit annual growth ● Delivered record revenues in Display of $2.5 billion
Prabu G. Raja	● Delivered record Semiconductor Systems revenues of $10.9 billion ● Increased revenues for high-growth semiconductor businesses by approximately 20% from fiscal 2017 ● Developed pipeline of new products to address future technology inflections and expand served market
Steve G. Ghanayem	● Created New Markets and Alliances group to drive growth through new industry engagements ● Built new capabilities for the Company, including the Materials Engineering Technology Accelerator research and development center in the State of New York opening in 2019

Actual Bonus Payouts. The diagram below shows the results for each of the three key steps in determining the NEOs' fiscal 2018 annual incentive bonuses. Despite achieving record EPS and many of our fiscal 2018 corporate scorecard objectives, in addition to each NEO achieving a strong IPF against his personal objectives and contributions to the business, there were certain important scorecard areas where we did not reach the targets set at the beginning of the year, which together reduced bonus payouts for our NEOs by, on average, 31% from target bonus amounts.

Fiscal 2018 Annual Incentive Calculation



	Performance Measures	Fiscal 2018 Achievement
1 **Initial Performance Goal**	■ Fiscal 2018 non-GAAP adjusted EPS of $3.50	✓ **Achieved** non-GAAP adjusted EPS of $4.45
2 **Corporate Scorecard**	■ Strong performance on core objectives: – Financial and Market Performance – Products and Growth – Execution – Customers, Field and Service – People and Organization	✓ NEO scorecard results **achieved in a range from 0.53 to 0.66** based on individual weightings
3 **Individual Performance Modifier**	■ Strong NEO performance against personal objectives and individual contribution to business performance	✓ IPF **achieved at 1.1** for all NEOs

Average NEO bonus, as multiple of target: **0.69**

The following table shows for each NEO: (1) the maximum amount payable under the Bonus Plan, (2) the target bonus amounts expressed as a percentage of base salary, (3) the target bonus expressed as a dollar amount and (4) the actual fiscal 2018 bonus amount approved by the HRCC and paid to the NEO.

NEO	(1) Maximum Bonus Payable ($)	(2) Target Bonus as a Percentage of Base Salary (%)	(3) Target Bonus ($)	(4) Actual Bonus ($)
Gary E. Dickerson	$5,000,000	200%	$2,000,000	$1,430,000
Daniel J. Durn	$1,980,000	110%	$ 660,000	$ 471,900
Ali Salehpour	$2,430,000	135%	$ 810,000	$ 588,060
Prabu G. Raja	$2,227,500	135%	$ 742,500	$ 522,720
Steve G. Ghanayem	$2,227,500	135%	$ 742,500	$ 432,878

Pay Driven by Operating Performance. Our process for determining annual bonus awards has resulted in strong pay and performance alignment. Despite achieving record EPS and many of the fiscal 2018 corporate scorecard objectives, in addition to achieving a strong IPF against his personal objectives and contributions to the Company, there were certain important scorecard areas where we did not reach the aggressive targets set at the beginning of the year, which together reduced bonus payout for our CEO from fiscal 2017. The chart below shows the actual annual bonus awards for our CEO and our non-GAAP adjusted EPS achievements over the last five fiscal years.

CEO Actual Annual Bonus vs. Earnings Per Share



Non-GAAP adjusted EPS is a performance target under our bonus plan. See Appendix for non-GAAP reconciliations.

Long-Term Incentives

Overview. Applied's long-term incentive compensation program is intended to help (1) achieve our business objectives, (2) attract, motivate and retain key talent, and (3) align our executives' interests with shareholders' interests to maximize long-term shareholder value.

Timing of Awards. The HRCC grants equity and other long-term incentive awards to NEOs under our shareholder-approved Employee Stock Incentive Plan (the "Stock Plan"). The HRCC has not granted, nor does it intend to grant, equity awards in anticipation of the release of material, nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, Applied has not timed, nor does it intend to time, the release of material, nonpublic information based on equity award grant dates.

Fiscal 2018 Equity Awards

The HRCC believes that a meaningful portion of NEOs' target compensation should be in the form of long-term incentives.

These awards are intended to reward performance over a multi-year period, align the interests of executives with those of shareholders, instill an ownership culture, enhance the personal stake of executive officers in the growth and success of the Company, and provide an incentive for continued service at the Company.

Given the comprehensive review of Applied's compensation program in fiscal 2017 performed by the HRCC and the strong support received from our shareholders on our incentive programs last year, we continued our approach to make performance-based equity awards a substantial portion of the overall value of equity awards granted to our NEOs. The long-term incentive program, which is designed to align performance metrics with our strategic goals over a three-year performance period, has remained unchanged for fiscal 2018.

The long-term incentive awards for NEOs consist of two forms of equity vehicles: performance share units ("PSUs") and restricted stock units ("RSUs"). The target vehicle mix of the awards consists of 75% PSUs and 25% RSUs for the CEO and 50% PSUs and 50% RSUs for the other NEOs.

CEO LTI Vehicle Mix


25%
RSUs
75%
PSUs
Performance- Based

All Other NEO LTI Vehicle Mix


50%
RSUs
50%
PSUs
Performance- Based

For fiscal 2018, in December 2017, the HRCC granted the number of PSUs and RSUs listed in the below table to our NEOs.

NEO	Target Value of Awards(1) ($)	Equivalent Target Number of PSUs(2)	Equivalent Number of Shares(2)
Dickerson	$11,500,00	168,096	56,032
Durn	$3,000,000	29,235	29,235
Salehpour	$3,680,000	35,861	35,861
Raja	$2,875,000	28,016	28,016
Ghanayem	$2,875,000	28,016	28,016

(1) Value of awards is based on Applied's stock price on the grant date. Amounts shown in the "Stock Awards" column of the Summary Compensation Table represent grant date fair value determined pursuant to Accounting Standards Codification 718.

(2) Number of shares calculated by dividing value of awards by $51.31, the closing price of Applied stock on December 14, 2017, the grant date.

Size of Performance-Based Equity Awards. In determining the size of the awards, the HRCC considered each NEO's award as a component of his total direct compensation. Target fiscal 2018 long-term equity awards were determined in light of each NEO's scope of responsibility, performance, impact on results and expected future contributions to our business, compensation levels relative to other Applied officers, the wholesale changes made to the long-term incentive program in fiscal 2017 and establishment of three-year performance goals, the need to attract and retain talent, and business conditions. In addition, the fiscal 2018 target grant sizes provided sufficient performance-based equity incentives to align compensation with the long-term interests of our shareholders, were in line with market norms for the NEOs' respective roles and were sufficient to provide incentive for them.

Performance Share Units. The fiscal 2018 PSUs, granted in December 2017, will vest three years from the grant date based on achievement of average non-GAAP adjusted operating margin for fiscal 2018 through fiscal 2020 and average WFE market share goals for calendar years 2017 through 2019, with equal weighting given to each metric.


FY18
Long-Term
Incentive
Plan Metrics
50% WFE Market Share - 3-year Average
Relative measure versus our industry peer group that reflects the strategic importance and adoption of our products in the marketplace, our brand interactions across our segments, and our ability to grow our business over time and across business cycles.
50% Non-GAAP Adjusted Operating Profit Margin - 3-year Average
Reflects an important measure of profitability, value creation, and the ability of management to improve operational efficiency over time. It is also a key metric for our shareholders.

The number of PSUs that may vest is based on the achievement of threshold (minimum required for a payout), target or maximum levels of each metric and may range from 50% to 200% of the target number of shares, as set forth below.

Achievement Level	Percentage of Shares That May Vest
Threshold	50%
Target	100%
Maximum	200%

If the threshold level is not achieved, then no shares will vest. If achievement falls between threshold, target or maximum levels, the portion of the award that may vest will be determined based on straight-line interpolation.

In setting goals for the PSUs, the HRCC considered Applied's historical results and relative performance, and established goals that are aligned with Applied's financial and strategic objectives and will require significant effort to achieve the maximum level.

Restricted Stock Units. The RSU awards are scheduled to vest ratably over three years, providing a link to shareholder value creation and maintaining retention value.

Changes for Fiscal 2019. In 2018, the HRCC approved certain changes to the long-term incentive program. For fiscal 2019, the PSU awards will continue to be subject to the achievement of two performance metrics over a three-year performance period: (1) three-year average non-GAAP adjusted operating margin and (2) three-year average relative TSR, rather than WFE market share as has been used for PSUs granted in previous years.



FY19 Long-Term Incentive Plan Metrics

50% Relative TSR - 3-year Average Captures the full scale of our business and greater incentivizes management to outperform the market through each business environment.

50% Non-GAAP Adjusted Operating Profit Margin - 3-year Average Reflects an important measure of profitability, value creation, and the ability of management to improve operational efficiency over time. It is also a key metric for our shareholders.

WFE market share relative to our key industry peers remains a strong measure of our operating performance, but given the evolution of Applied's business to encompass diversified revenue streams beyond semiconductors, including the Display and services businesses as long-term drivers of growth, the HRCC approved a shift toward relative TSR to ensure that the go-forward metric captures the full scale of our business and greater incentivizes management to outperform the market through each business environment.

Relative TSR will be measured over a three-year period relative to the S&P 500 Index. A TSR payout factor will be determined by calculating the Company's TSR percentile rank within the S&P 500 based on the approved payout scale detailed below. The TSR calculation uses a 60-day average stock price at the beginning and end of the performance period for measurement purposes. This approach minimizes the impact of a single beginning and ending point stock price for each performance cycle.

Achievement Level	Percentage of Shares That May Vest
Above 25th Percentile	50%
50th Percentile	100%
75th Percentile	200%

The HRCC also approved retirement provisions applicable to long-term incentive awards, beginning with fiscal 2019 awards. The provisions, which will become effective in January 2020, provide for a partial payout of PSU awards based on actual performance at the conclusion of the three-year performance period and partial accelerated vesting of RSU awards in the event of a qualifying retirement based on age and years of service. The provisions establish a consistent retirement policy and are designed to maintain engagement and focus, as well as provide retention incentive, for our executive officers as some approach potential retirement decisions.

Promotion Awards. In November 2017, in connection with the promotions of Dr. Raja and Mr. Ghanayem, the HRCC granted each of them 35,506 RSUs with a value of $2,000,000. The RSU awards are scheduled to vest ratably over three years, subject to each officer's continued employment through each applicable vesting date.

CFO Equity Award. In October 2018, the HRCC approved a one-time equity retention award for Mr. Durn. In light of Mr. Durn's strong performance and smooth transition from the previous CFO, the value of equity awards from his former employer that he forfeited, and the value of outstanding Applied equity awards held by him, the HRCC granted Mr. Durn a retention award. Mr. Durn's award consists of 72,908 RSUs with a value of $2,500,000, which are scheduled to vest ratably over three years, subject to his continued employment through each applicable vesting date.

Role and Authority of the Human Resources and Compensation Committee

The HRCC has a written charter approved by the Board that specifies the HRCC's duties and responsibilities, which is available on our website at: *http://www.appliedmaterials.com/files/hrcc_charter.pdf*. In accordance with its charter, the HRCC oversees our programs that foster executive and employee development and retention, with emphasis on leadership development, management capabilities, succession plans and human capital management. The HRCC also determines executive and director compensation, and oversees significant employee benefits programs, policies and plans.

Each member of the HRCC has been determined to be independent under Nasdaq, SEC and Internal Revenue Code rules. The HRCC may delegate any of its responsibilities to subcommittees. See "*Board Meetings and Committees*" for more information about the HRCC.

Role of Compensation Consultant

The HRCC has the authority to engage independent advisors to assist it in carrying out its responsibilities. For fiscal 2018, the HRCC engaged Semler Brossy Consulting Group ("Semler Brossy") as its independent executive compensation consultant.

Semler Brossy, who reports directly to the HRCC and not to management, is independent from Applied, has not provided any services to Applied other than to the HRCC and receives compensation from Applied only for services provided to the HRCC. The HRCC assessed the independence of Semler Brossy pursuant to SEC rules and concluded that the work of Semler Brossy for the HRCC has not raised any conflict of interest.

Semler Brossy reviews and advises on all principal aspects of the executive compensation program. Its main responsibilities are as follows:

- Advise on alignment of pay and performance;

- Review and advise on executive total compensation, including base salaries, short- and long-term incentives, associated performance goals, and retention and severance arrangements;

- Advise on trends in executive compensation;

- Provide recommendations regarding the composition of our peer group;

- Analyze peer group proxy statements, compensation survey data and other publicly available data; and

- Perform any special projects requested by the HRCC.

The HRCC typically asks Semler Brossy to attend the HRCC's meetings, including executive sessions at which management is not present. Semler Brossy communicates regularly with the HRCC Chair outside of committee meetings and also meets with management to gather information and review proposals.

Role of Executive Officers and Management in Compensation Decisions

For fiscal 2018, the HRCC invited Mr. Dickerson (as CEO) and other executives, including the heads of Global Human Resources and Global Rewards, to attend its meetings. The HRCC also regularly held executive sessions without management present. The CEO, together with the HRCC, assesses the performance of our NEOs and other executive officers. The CEO presents to the HRCC his evaluation of each executive officer's performance over the past year and makes recommendations to the HRCC regarding base salaries, bonus targets and actual payments, performance goals and weightings, and long-term incentive awards for executive officers. The HRCC considers these recommendations in making its final determinations, in addition to considering input from Semler Brossy. The HRCC discusses the CEO's proposed compensation and makes final decisions regarding the CEO's compensation when he is not present.

Additional Compensation Programs and Policies

Non-Qualified Deferred Compensation Plan

Our 2016 Deferred Compensation Plan (the "DCP") allows our NEOs and other eligible employees to voluntarily defer on a pre-tax basis a portion of their eligible earnings. We do not provide matching or other employer contributions to our executive officers under this plan. Deferrals made prior to October 2015 under the DCP are credited with deemed interest and are subject to the distribution rules in place prior to the plan amendment in October 2015. Beginning in fiscal 2016, participants are permitted to notionally invest new deferrals in certain investment options newly available under the plan. Additionally, for new deferrals, the DCP provides new distribution rules for in-service distributions and upon a qualifying separation from service, disability and change in control. See *"Nonqualified Deferred Compensation"* below for more information about the DCP.

Retirement Benefits under the 401(k) Plan and Generally Available Benefits Programs

During fiscal 2018, all full-time and part-time (working 20 or more hours a week) U.S. employees, including the NEOs, were eligible to participate in Applied's 401(k) plan, a tax-qualified retirement plan. Eligible Applied 401(k) plan

participants receive matching contributions from Applied. Other than the 401(k) plan, we do not provide defined benefit pension plans or defined contribution retirement plans to the NEOs or other employees, except as required in certain countries outside the U.S. for legal or competitive reasons. Applied offers a number of other benefits programs to a broad base of eligible employees, including a tax-qualified employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability plans, life and accidental death and dismemberment plans, health and dependent care flexible spending accounts, business travel insurance, wellness programs, educational assistance, employee assistance program and certain other country-specific benefits.

Applied annually benchmarks its overall benefits programs, including the 401(k) plan, against those of our peers. Applied's overall broad-based benefits programs are at approximately the market median, which the HRCC believes allows us to remain competitive in attracting and retaining talent.

The benefits provided under the programs discussed above are not considered by the HRCC in determining an individual NEO's total compensation.

Relocation Program

Applied maintains a relocation program available to all eligible employees that is consistent with current practices among global companies. Applied provides competitive relocation benefits to ensure it can fill positions critical to its business needs and provide career development opportunities for high-potential employees. Benefits for employees on international assignment include reimbursement on an after-tax basis for housing and transportation allowances and living and travel expense reimbursements. Benefits also include tax equalization that is intended to put employees who relocate in service to Applied in the same position, from a tax-liability perspective, that they would be in if they were still located in the U.S.

In 2014, at the Board's request, Mr. Dickerson relocated with his family to Japan to continue leading critical efforts toward the then-anticipated completion of a proposed business combination with Tokyo Electron.

Board Rationale for Relocation. Recognizing the complexity of a U.S.-Japanese merger, including both geographic and cultural differences, the Board felt it was critical to have senior leadership presence from Applied on the ground in Japan to work closely with Tokyo Electron during the regulatory review period and to effect a smooth business combination and increase the likelihood of achieving forecasted business benefits of the merger. The Board considered and determined that the anticipated cost savings that would be generated from the merger would significantly outweigh the expenses to relocate Mr. Dickerson and his family to Japan.

Relocation Benefits. In accordance with our relocation program that is available to all employees on global assignment, the HRCC approved relocation benefits for Mr. Dickerson, which included amounts for taxes incurred in connection with the relocation, as well as tax equalization for the incremental tax-liability resulting from his relocation to Japan in service of Applied.

Tax equalization ensures that the tax costs incurred by Mr. Dickerson on the international assignment be equivalent to what the tax costs would have been had he remained in the U.S. Tax payments were not paid to Mr. Dickerson but were paid directly to the appropriate tax authorities. While the amounts of the relocation benefits are attributed to Mr. Dickerson in the Summary Compensation Table, they did not provide any additional compensation to him and are not part of his ongoing pay.

Disclosure and Payment Timing. Although Mr. Dickerson relocated to Japan for part of 2014 and 2015, the timing and disclosure of relocation payments extend beyond this period. Mr. Dickerson is subject to income taxes in Japan on income earned for the period of time of his international assignment, including continuing Japanese tax liabilities related to his equity awards. Japan assesses income tax on compensation earned while an individual is resident in Japan. Performance shares are deemed earned over the period during which they vest and stock options are deemed earned from grant to exercise. Mr. Dickerson has an outstanding stock option award, which is scheduled to expire in fiscal 2020, as well as performance shares, that he earned during the period of his international assignment in Japan. Applied, in connection with providing tax equalization benefits to Mr. Dickerson under the relocation program, will be responsible for incremental taxes in connection with the vesting of the performance shares and the stock option award when it is exercised by Mr. Dickerson.

Stock Ownership Guidelines

We have stock ownership guidelines to help align the interests of our Section 16 officers on the CEO Executive Staff with those of our shareholders. The guidelines provide that officers should meet the following ownership levels in Applied common stock:

Position	Ownership Level
CEO	6x base salary
Other Officers	3x base salary

As of December 31, 2018, each officer was in compliance with the stock ownership guidelines.

Hedging and Pledging Prohibitions

Applied has an insider trading policy that, among other things, prohibits all of our employees and directors from engaging in hedging or other speculative transactions relating to Applied shares, and prohibits directors and NEOs from pledging their Applied shares.

Clawback Policy

We have a "clawback" policy that allows the Board to require reimbursement of incentive compensation from an executive officer in the event intentional misconduct by the officer is determined to be the primary cause of a material negative restatement of Applied's financial results. The compensation that may be recovered is the after-tax portion of any bonus paid to, and any performance-based equity awards earned by, the NEO within the 12 months after filing of the financial statements, if the compensation would not have been paid to the NEO had Applied's financial results been reported properly. The policy applies to financial statements filed in a rolling three-year, look-back period. This clawback policy is in addition to any policies or recovery rights that are required under applicable laws, including the Sarbanes-Oxley Act and the Dodd-Frank Act.

Tax Deductibility

Section 162(m) of the Internal Revenue Code, as amended by the recently-exacted Tax Cuts and Jobs Act, restricts deductibility for federal income tax purposes of annual individual compensation in excess of $1 million to each NEO, effective for tax years beginning after 2017, subject to a transition rule for certain written binding contracts which were in effect on November 2, 2017, and which were not modified in any material respect on or after such date. In the past, Section 162(m)'s deductibility limitation was subject to an exception for compensation that qualified as 'performance-based'. Our compensation programs were designed to permit Applied to qualify for the performance-based exception, although the Company reserved the right to pay compensation that did not qualify as 'performance-based'. While the HRCC will continue to consider the deductibility of compensation as a factor in making compensation decisions, it retains the flexibility to provide compensation that is consistent with the Company's goals for its executive compensation program, even if such compensation would not be fully tax-deductible.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Applied specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The Human Resources and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2018. Based on the review and discussions, the Human Resources and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Applied's Proxy Statement for its 2019 Annual Meeting of Shareholders.

This report is submitted by the Human Resources and Compensation Committee.

Thomas J. Iannotti (Chair)
Xun (Eric) Chen
Alexander A. Karsner

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal 2018, 2017 and 2016

The following table shows compensation information for fiscal 2018, 2017 and 2016 for our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Gary E. Dickerson	2018	1,000,000	—	11,261,311	1,430,000	373,229[4]	14,064,540
President and Chief Executive Officer	2017	1,000,000	—	10,844,501	2,640,000	838,204	15,322,705
	2016	1,019,231	—	11,111,985	2,449,440	5,099,766	19,680,422
Daniel J. Durn[5]	2018	600,000	250,000	5,329,659	471,900	23,252[6]	6,674,811
Senior Vice President, Chief Financial	2017	138,462	500,000	5,421,909	—	411,239	6,471,610
Officer	2016	—	—	—	—	—	—
Ali Salehpour	2018	600,000	—	3,610,485	588,060	15,824[7]	4,814,369
Senior Vice President, Services, Display	2017	591,346	—	3,868,486	1,060,290	12,058	5,532,180
and Flexible Technology	2016	560,577	1,732,500	3,086,656	882,651	9,230	6,271,614
Prabu G. Raja[8]	2018	549,039	—	4,784,842	522,720	13,923[9]	5,870,524
Senior Vice President, Semiconductor	2017	—	—	—	—	—	—
Products Group	2016	—	—	—	—	—	—
Steve G. Ghanayem[8]	2018	549,039	—	4,784,842	432,878	14,869[10]	5,781,628
Senior Vice President, New Markets	2017	—	—	—	—	—	—
and Alliances Group	2016	—	—	—	—	—	—

[1]	Amount shown for Mr. Durn (a) for fiscal 2018 is a special bonus of $250,000, awarded to Mr. Durn in lieu of a fiscal 2017 bonus as his employment occurred after the eligibility date for a 2017 bonus award under the Senior Executive Bonus Plan, which bonus was paid six months following Mr. Durn's start date and (b) for fiscal 2017 is a new-hire bonus of $500,000, which is subject to repayment by Mr. Durn if he resigns or his employment is terminated by Applied for cause within two years of his hire. Amount shown for Mr. Salehpour for fiscal 2016 is a retention bonus paid to him in the beginning of fiscal 2016, six months after the termination of a proposed business combination with Tokyo Electron.

[2]	Amounts shown do not reflect compensation actually received by the executive officer. Instead, the amounts reported represent the aggregate grant date fair value of target stock awards granted in the respective fiscal years, as determined pursuant to ASC 718 (but excluding the effect of estimated forfeitures for performance-based awards). For fiscal 2018, the grant date fair value of maximum number of stock awards that may be earned by each NEO is as follows: Mr. Dickerson: $19,691,326; Mr. Durn: $6,795,794; Mr. Salehpour: $5,408,915; Dr. Raja: $6,189,845; and Mr. Ghanayem: $6,189,845. See "*Fiscal 2018 Equity Awards*" on page 35 for more information regarding the stock awards. The assumptions used to calculate the value of awards are set forth in Note 11 of the Notes to Consolidated Financial Statements included in Applied's Annual Report on Form 10-K for fiscal 2018 filed with the SEC on December 13, 2018.

[3]	Amounts consist of bonuses earned under the Senior Executive Bonus Plan for services rendered in the respective fiscal years.

[4]	Amount includes Applied's matching contribution of $12,375 under the tax-qualified 401(k) Plan, Applied's payment on behalf of Mr. Dickerson of $780 in term life insurance premiums and Applied's matching contribution of $2,500 pursuant to a program under the Applied Materials, Inc. Political Action Committee to an eligible non-profit organization. Amount also includes $110,070 paid by Applied on behalf of Mr. Dickerson for tax consultation, $88,103 for taxes incurred and $159,401 of tax equalization payments for Japanese tax liabilities and taxes incurred as a result of these payments made under Applied's relocation program in connection with Mr. Dickerson's international assignment in Japan in contemplation of the closing of a proposed business combination with Tokyo Electron. Tax equalization ensures that the tax costs incurred by Mr. Dickerson on the international assignment are equivalent to what the tax costs would have been had he remained in the U.S. The tax equalization amounts were not paid to Mr. Dickerson but were paid directly to the appropriate tax authorities. See *"Relocation Program"* on page 39 for more information regarding Mr. Dickerson's international assignment.

[5]	Mr. Durn was appointed CFO effective August 24, 2017.

[6]	Amount consists of (a) Applied's matching contribution of $18,089 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Mr. Durn of $780 in term life insurance premiums, and (c) the reimbursement to Mr. Durn of $4,383 for taxes incurred in connection with his relocation.

[7]	Amount consists of (a) Applied's matching contribution of $12,544 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Mr. Salehpour of $780 in term life insurance premiums and (c) Applied's matching contribution of $2,500 pursuant to a program under the Applied Materials, Inc. Political Action Committee to an eligible non-profit organization.

[8]	Dr. Raja and Mr. Ghanayem were each designated an executive officer effective November 2017.

[9]	Amount consists of (a) Applied's matching contribution of $12,406 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Dr. Raja of $767 in term life insurance premiums and (c) a payment of $750 under Applied's Patent Incentive Award Program.

[10]	Amount consists of (a) Applied's matching contribution of $13,727 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Mr. Ghanayem of $767 in term life insurance premiums and (c) a payment of $375 under Applied's Patent Incentive Award Program.

Grants of Plan-Based Awards for Fiscal 2018

The following table shows all plan-based awards granted to the NEOs during fiscal 2018.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Gary E. Dickerson	12/14/2017	—	—	—	84,048	168,096	336,192	—	—	—	8,430,014
	12/14/2017	—	—	—	—	—	—	56,032	—	—	2,831,297
	—	0	2,000,000	5,000,000	—	—	—	—	—	—	—
Daniel J. Durn	12/14/2017	—	—	—	14,618	29,235	58,470	—	—	—	1,466,135
	12/14/2017	—	—	—	—	—	—	29,235	—	—	1,477,245
	10/19/2018	—	—	—	—	—	—	72,908	—	—	2,386,279
	—	0	660,000	1,980,000	—	—	—	—	—	—	—
Ali Salehpour	12/14/2017	—	—	—	17,931	35,861	71,722	—	—	—	1,798,429
	12/14/2017	—	—	—	—	—	—	35,861	—	—	1,812,056
	—	0	810,000	2,430,000	—	—	—	—	—	—	—
Prabu G. Raja	11/6/2017	—	—	—	—	—	—	35,506	—	—	1,964,192
	12/14/2017	—	—	—	14,008	28,016	56,032	—	—	—	1,405,002
	12/14/2017	—	—	—	—	—	—	28,016	—	—	1,415,648
	—	0	742,500	2,227,500	—	—	—	—	—	—	—
Steve G. Ghanayem	11/6/2017	—	—	—	—	—	—	35,506	—	—	1,964,192
	12/14/2017	—	—	—	14,008	28,016	56,032	—	—	—	1,405,002
	12/14/2017	—	—	—	—	—	—	28,016	—	—	1,415,648
	—	0	742,500	2,227,500	—	—	—	—	—	—	—

[1] Amounts shown were estimated possible payouts for fiscal 2018 under the Senior Executive Bonus Plan. These amounts were based on the individual NEO's fiscal 2018 base salary and position. The maximum amount shown is three times the target amount for the NEO, except the amount for Mr. Dickerson, which is the maximum amount payable per participant in any performance period under the Senior Executive Bonus Plan. Actual bonuses received by the NEOs for fiscal 2018 under the Senior Executive Bonus Plan are reported in the Summary Compensation Table under the column titled "Non-Equity Incentive Plan Compensation."

[2] Amounts shown do not reflect compensation actually received by the NEOs. Instead, the amounts represent the aggregate grant date fair value of the awards as determined pursuant to ASC 718 (but excluding the effect of estimated forfeitures for performance-based awards). The assumptions used to calculate the awards' value are set forth in Note 11 of the Notes to Consolidated Financial Statements included in Applied's Annual Report on Form 10-K for fiscal 2018 filed with the SEC on December 13, 2018.

Outstanding Equity Awards at Fiscal 2018 Year-End

The following table shows all outstanding equity awards held by the NEOs at the end of fiscal 2018.

Name	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards[1] Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Gary E. Dickerson	1,000,000	—	—	15.06	9/1/2020	—	—	—	—
	—	—	—	—	—	139,232[3]	4,505,548	—	—
	—	—	—	—	—	356,955[4]	11,551,064	—	—
	—	—	—	—	—	62,293[5]	2,015,801	—	—
	—	—	—	—	—	56,032[6]	1,813,196	—	—
	—	—	—	—	—	—	—	280,316[7]	9,071,026
	—	—	—	—	—	—	—	168,096[8]	5,439,587
Daniel J. Durn	—	—	—	—	—	59,616[9]	1,929,174	—	—
	—	—	—	—	—	29,235[10]	946,045	—	—
	—	—	—	—	—	72,908[11]	2,359,303	—	—
	—	—	—	—	—	—	—	33,535[12]	1,085,193
	—	—	—	—	—	—	—	29,235[8]	946,045
Ali Salehpour	—	—	—	—	—	38,675[3]	1,251,523	—	—
	—	—	—	—	—	99,155[13]	3,208,656	—	—
	—	—	—	—	—	44,298[14]	1,433,483	—	—
	—	—	—	—	—	35,861[15]	1,160,462	—	—
	—	—	—	—	—	—	—	66,446[7]	2,150,193
	—	—	—	—	—	—	—	35,861[8]	1,160,462
Prabu G. Raja	—	—	—	—	—	19,338[3]	625,778	—	—
	—	—	—	—	—	69,408[16]	2,246,043	—	—
	—	—	—	—	—	34,608[17]	1,119,915	—	—
	—	—	—	—	—	35,506[18]	1,148,974	—	—
	—	—	—	—	—	28,016[19]	906,598	—	—
	—	—	—	—	—	—	—	51,911[7]	1,679,840
	—	—	—	—	—	—	—	28,016[8]	906,598
Steve G. Ghanayem	—	—	—	—	—	19,338[3]	625,778	—	—
	—	—	—	—	—	69,408[16]	2,246,043	—	—
	—	—	—	—	—	34,608[17]	1,119,915	—	—
	—	—	—	—	—	35,506[18]	1,148,974	—	—
	—	—	—	—	—	28,016[19]	906,598	—	—
	—	—	—	—	—	—	—	51,911[7]	1,679,840
	—	—	—	—	—	—	—	28,016[8]	906,598

[1] Stock awards consist of restricted stock units, performance shares and PSUs, all of which will be converted into Applied common stock on a one-to-one basis upon vesting. All future vesting of shares is subject to the NEO's continued employment with Applied through each applicable vest date. See *"Long-Term Incentives"* on page 35 for more information regarding these awards.

[2] Market value was determined by multiplying the number of such shares by the closing price of Applied common stock of $32.36 on October 26, 2018, the last trading day of fiscal 2018, as reported on the Nasdaq Global Select Market.

[3] Performance shares were granted on December 8, 2014. These shares vested on December 19, 2018.

[4] Performance shares were granted on December 7, 2015. Of these, 178,477 shares vested on December 19, 2018 and 178,478 shares are scheduled to vest on December 19, 2019.

[5] Restricted stock units were granted on December 1, 2016. Of these, 31,146 shares vested on December 19, 2018 and 31,147 shares are scheduled to vest on December 19, 2019.

[6] Restricted stock units were granted on December 14, 2017. Of these, 18,677 shares vested on December 19, 2018, 18,677 shares are scheduled to vest on December 19, 2019 and 18,678 shares are scheduled to vest on December 19, 2020.

[7] PSUs were granted on December 1, 2016. The shares are scheduled to vest on December 19, 2019, depending on the achievement of specified performance goals. The number of shares shown is the target amount, and the actual number of shares that may vest ranges from 0% to 200% of the target amount, depending on the achievement of specified performance goals.

[8] PSUs were granted on December 14, 2017. The shares are scheduled to vest on December 19, 2020, depending on the achievement of specified performance goals. The number of shares shown is the target amount, and the actual number of shares that may vest ranges from 0% to 200% of the target amount, depending on the achievement of specified performance goals.

(9) Restricted stock units were granted on September 6, 2017. Of these, 11,178 shares vested on December 19, 2018, 18,630 shares are scheduled to vest February 1 of each of 2019 and 2020, and 11,178 shares are scheduled to vest on December 19, 2019.

(10) Restricted stock units were granted on December 14, 2017. Of these, 9,745 shares vested on December 19, 2018, and 9,745 shares are scheduled to vest on December 19 of each of 2019 and 2020.

(11) Restricted stock units were granted on October 19, 2018. Of these, 24,302 shares are scheduled to vest on November 1, 2019, and 24,303 shares are scheduled to vest on November 1 of each of 2020 and 2021.

(12) PSUs were granted on September 6, 2017. The shares are scheduled to vest on December 19, 2019, depending on the achievement of specified performance goals. The number of shares shown is the target amount, and the actual number of shares that may vest ranges from 0% to 200% of the target amount, depending on the achievement of specified performance goals.

(13) Performance shares were granted on December 7, 2015. Of these, 49,577 shares vested on December 19, 2018 and 49,578 shares are scheduled to vest on December 19, 2019.

(14) Restricted stock units were granted on December 1, 2016. Of these, 22,149 shares vested on December 19, 2018 and 22,149 shares are scheduled to vest on December 19, 2019.

(15) Restricted stock units were granted on December 14, 2017. Of these, 11,953 shares vested on December 19, 2018 and 11,954 shares are scheduled to vest on December 19 of each of 2019 and 2020.

(16) Performance shares were granted on December 7, 2015. Of these, 34,704 shares vested on December 19, 2018 and 34,704 shares are scheduled to vest on December 19, 2019.

(17) Restricted stock units were granted on December 1, 2016. Of these, 17,304 shares vested on December 19, 2018 and 17,304 shares are scheduled to vest on December 19, 2019.

(18) Restricted stock units were granted on November 6, 2017. Of these, 8,876 shares vested on December 19, 2018, 8,877 shares are scheduled to vest on December 19 of each of 2019 and 2021, and 8,876 shares are scheduled to vest on December 19, 2020.

(19) Restricted stock units were granted on December 14, 2017. Of these, 9,338 shares vested on December 19, 2018 and 9,339 shares are scheduled to vest on December 19 of each of 2019 and 2020.

Option Exercises and Stock Vested for Fiscal 2018

The following table shows all stock awards that vested and the value realized upon vesting for each NEO during fiscal 2018.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#)[1] | Value Realized on Vesting ($)[2] |
Name				
Gary E. Dickerson	—	—	408,349	21,626,163
Daniel J. Durn	—	—	29,810	1,590,177
Ali Salehpour	—	—	156,926	7,872,201
Prabu G. Raja	—	—	102,913	5,285,672
Steve G. Ghanayem	—	—	113,263	5,686,964

(1) Of the amounts shown in this column, Applied withheld the following number of shares to cover tax withholding obligations: 225,617 shares for Mr. Dickerson; 12,077 shares for Mr. Durn; 77,211 shares for Mr. Salehpour; 50,623 shares for Dr. Raja; and 55,380 shares for Mr. Ghanayem.

(2) Value realized equals the fair market value of Applied common stock on the vesting date, multiplied by the number of shares that vested.

Non-Qualified Deferred Compensation

Applied's 2016 Deferred Compensation Plan (the "DCP"), restated effective October 12, 2015 (the "Restatement Date") and formerly known as the 2005 Executive Deferred Compensation Plan, is a non-qualified deferred compensation plan that allows eligible employees, including executive officers, to voluntarily defer receipt of all or a portion of their: (1) eligible sign-on bonus payments, if any, (2) up to 40% of their base salaries, (3) eligible annual bonus payments, if any, and (4) eligible severance payments, if any.

Deferrals made prior to the Restatement Date are retained as separate "rollover" accounts under the DCP. These deferrals continue to be credited with deemed interest in the sum of

(a) the yield-to-maturity of five-year U.S. Treasury notes, plus (b) 1.50%. The deemed interest rate under the DCP for fiscal 2018 was 3.40% from October 30, 2017 to December 31, 2017 and 3.61% from January 1, 2018 to October 28, 2018. Deferred amounts in the rollover accounts, plus deemed interest thereon, are generally payable on the same date selected by the participants or specified prior to the Restatement Date under the terms of the DCP. Beginning in fiscal 2016, new deferrals under the DCP are credited with deemed investment returns, gains or losses based upon investment crediting options newly available under the DCP. Applied does not make any matching or other employer contributions to the plan for our executive officers.

Under the DCP, a change in control (as defined prior to the Restatement Date), would trigger the distribution of all deferred balances in the rollover accounts. For new account balances after the Restatement Date, the DCP provides new distribution rules for in-service distribution options and upon a qualifying separation from service, disability and change in control, including the option to change the time and form of payment within three (3) months following a change in control, as such term is defined in the DCP. Distributions are payable from the general assets of Applied or from the assets of a grantor trust (known as a rabbi trust) established by Applied.

Non-Qualified Deferred Compensation for Fiscal 2018

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Gary E. Dickerson	—	—	—	—	—
Daniel J. Durn	—	—	—	—	—
Ali Salehpour	1,250,626	—	22,403	—	3,032,493
Prabu G. Raja	919,325	—	34,481	—	3,490,101
Steve G. Ghanayem	396,000	—	(13,892)	—	705,238

[1] There were no above-market or preferential earnings for fiscal 2018.

Employment Agreement

Applied does not have employment agreements with any of its NEOs, other than an agreement with Mr. Dickerson. The agreement with Mr. Dickerson was entered into in connection with his appointment as President and CEO.

Mr. Dickerson's employment agreement, dated August 14, 2013, provides that if Applied terminates his employment other than for cause and other than due to death or disability, he would be entitled to receive a lump sum payment equal to 275% of his base salary, provided that he executes an agreement containing a release of claims and non-solicitation and non-disparagement provisions in favor of Applied.

For purposes of Mr. Dickerson's agreement, "cause" generally means the willful failure to perform his duties after written notice and an opportunity to cure; the willful commission of a wrongful act that caused, or was reasonably likely to cause, substantial damage to Applied, or an act of fraud in the performance of his duties; conviction for the commission of a felony in connection with the performance of his duties; or the order of a federal or state regulatory authority requiring the termination of his employment.

Potential Payments Upon Termination or Change of Control

Applied does not currently have change of control agreements or arrangements with any of its NEOs.

Potential Payments Upon Termination. Under Mr. Dickerson's employment agreement described above, he would have been entitled to receive $2,750,000 (275% of his annual base salary at the end of fiscal 2018) had Applied terminated his employment without cause on October 26, 2018, the last business day of fiscal 2018. No other NEO was entitled to receive severance payment under an employment agreement in effect on October 26, 2018.

Vesting Acceleration under the Employee Stock Incentive Plan. Our Stock Plan provides that the vesting of equity awards granted under the plan to employees, including the NEOs, will be accelerated in full upon a change of control of Applied if the successor corporation (or its parent or subsidiary) does not assume or provide a substitute for the outstanding awards. Separately, equity awards will be accelerated in full if the award holder is terminated without cause or resigns employment with Applied for good reason, in each case, within 12 months following a change of control of Applied. This double-trigger accelerated vesting does not apply if the applicable award agreement specifically states that it will not apply or if the participant's employment is

terminated due to his or her death or disability, resignation without good reason or termination for cause.

The following table shows the amounts attributable to the accelerated vesting of equity awards under the Stock Plan following a change of control in which the awards are not assumed or substituted for, or within 12 months following a change of control in which the NEO is terminated without cause or resigns for good reason, in each case assuming the change of control and termination or resignation occurred on October 26, 2018, the last business day of fiscal 2018.

Named Executive Officer	Value of Vesting Acceleration ($)[1]
Gary E. Dickerson	34,396,221
Daniel J. Durn	7,265,758
Ali Salehpour	10,364,779
Prabu G. Raja	8,633,745
Steve G. Ghanayem	8,633,745

[1] Amount based on the number of performance shares and restricted stock units, and target number of PSUs for which vesting would have been accelerated, multiplied by $32.36, the closing price of Applied common stock on October 26, 2018.

CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO, to the median of the annual total compensation of our employees (other than the CEO). The fiscal 2018 annual total compensation of our CEO, Mr. Dickerson, was $14,064,540, the fiscal 2018 annual total compensation of our median compensated employee (other than the CEO) was $113,999, and the ratio of these amounts was 123 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

For purposes of identifying our median compensated employee, we used our global employee population as of October 28, 2018, the last day of fiscal 2018, identified based on our human resources system of record. We used total direct compensation as our consistently applied compensation measure for such population. In this context, total direct compensation means the sum of the applicable base salary determined as of October 28, 2018, the annual incentive earned for service in fiscal 2018, and the approved value of the annual equity awards granted during fiscal 2018, not including off-cycle grants in the case of new hires, promotions or similar circumstances. Given its global population, the Company used the average foreign currency exchange rates during the fiscal year for salary and the rates in effect at the end of fiscal 2018 for the annual incentive. After identifying our median compensated employee, we then calculated the annual total compensation for our median compensated employee using the same methodology used for our CEO as set forth in the Summary Compensation Table of this proxy statement.

Certain Relationships and Related Transactions

Applied's Audit Committee is responsible for review, approval, or ratification of "related person transactions" involving Applied or its subsidiaries and related persons. Under SEC rules, a related person is a director, officer, nominee for director, or 5% shareholder of a company since the beginning of the previous fiscal year, and his or her immediate family members. Applied has adopted written policies and procedures that apply to any transaction or series of transactions in which (1) Applied or a subsidiary is a participant, (2) the amount involved exceeds $120,000 and (3) a related person has a direct or indirect material interest.

In accordance with these policies and procedures, the Audit Committee determines whether the related person has a material interest in a transaction and may, in its discretion, approve, ratify or take other action with respect to the transaction. The Audit Committee reviews all material facts related to the transaction and takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and the purpose and the potential benefits to Applied of the transaction.

In addition, the Audit Committee has delegated authority to the Chair of the Audit Committee to review and approve transactions in accordance with specified criteria, if advance review by the Audit Committee is not feasible. Any transactions approved by the Chair must be reported to the Audit Committee at its next regularly-scheduled meeting.

The Audit Committee has adopted standing pre-approvals for limited transactions with related persons. Pre-approved transactions are as follows:

- Any transaction with another company with which a related person's only relationship is as an employee, director, or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenues;

- Any charitable contribution, grant, or endowment by Applied or The Applied Foundation to a charitable organization, foundation, or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the amount involved does not exceed the lesser of $1 million or 2% of the charitable organization's total annual receipts;

- Compensation to executive officers or directors that has been approved by the Human Resources and Compensation Committee;

- Transactions in which all shareholders receive proportional benefits or where the rates or charges involved are determined by competitive bids; and

- Banking-related services involving a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar service.

PROPOSAL 3—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking shareholders to ratify the appointment of KPMG LLP ("KPMG") as Applied's independent registered public accounting firm for fiscal 2019, which began on October 29, 2018 and will end on October 27, 2019. Although ratification is not legally required, Applied is submitting the appointment of KPMG to our shareholders for ratification as a matter of good corporate governance. In the event that this appointment is not ratified, the Audit Committee of the Board will reconsider the appointment.

The Audit Committee appoints the independent registered public accounting firm annually. Before appointing KPMG as our independent registered public accounting firm for fiscal 2019, the Audit Committee considered the firm's

qualifications and performance during fiscal 2018 and 2017. In addition, the Audit Committee reviewed and pre-approved audit and permissible non-audit services performed by KPMG in fiscal 2018 and 2017, as well as the fees paid to KPMG for such services. In its review of non-audit service fees and its appointment of KPMG as Applied's independent registered public accounting firm, the Audit Committee considered whether the provision of such services was compatible with maintaining KPMG's independence.

Representatives of KPMG will be present at the Annual Meeting. They will be given an opportunity to make a statement if they wish and will be available to respond to appropriate questions.

Fees Paid to KPMG LLP

The following table shows fees paid by Applied for professional services rendered by KPMG for fiscal 2018 and 2017, which ended on October 28, 2018 and October 29, 2017, respectively. All of the fees shown in the table were approved by the Audit Committee in accordance with its pre-approval process.

Fee Category	Fiscal 2018	Fiscal 2017
	(In thousands)	
Audit Fees	$7,776	$6,354
Audit-Related Fees	342	322
Tax Fees:		
Tax Compliance and Review	644	440
Tax Planning and Advice	236	3
All Other Fees	50	—
Total Fees	$9,048	$7,119

Audit Fees consisted of fees for (a) professional services rendered for the annual audit of Applied's consolidated financial statements, (b) review of the interim consolidated financial statements included in quarterly reports and (c) services that are typically provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-Related Fees included fees for assurance and related services that were reasonably related to the performance of the audit or review of Applied's consolidated financial statements and are not reported under "Audit Fees." Audit-related fees also included fees incurred for services in connection with compliance with government-funded grant requirements, audits of financial statements of certain employee benefit plans and accounting consultations related to proposed new accounting standards.

Tax Fees consisted of fees for professional services for tax compliance and review, and tax planning and advice. Tax compliance and review services consisted of federal, state and international tax compliance, assistance with tax audits and appeals, and assistance with customs and duties audits. Tax planning and advice services consisted of consultations related to tax compliance matters and certain international operations.

All Other Fees for fiscal 2018 consisted of fees for services in connection with a contract compliance audit.

The Audit Committee has concluded that the provision of the non-audit services described above was compatible with maintaining the independence of KPMG.

 **THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG AS APPLIED'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2019**

Policy on Audit Committee's Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee reviews and, as appropriate, pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services and tax services, as well as specifically designated non-audit services which, in the opinion of the Audit Committee, will not impair the independence of the independent registered public accounting firm. Pre-approval generally is provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and generally is subject to a specific budget. The independent registered public accounting firm and Applied's management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, including the fees for the services performed to date. In addition, the Audit Committee also may pre-approve particular services on a case-by-case basis, as necessary or appropriate.

Audit Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Applied specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Composition. The Audit Committee of the Board is composed of the directors named below. Each member of the Audit Committee meets the independence and financial experience requirements under applicable SEC rules and Nasdaq listing standards. In addition, the Board has determined that each of Judy Bruner, Adrianna C. Ma, Scott A. McGregor and Dennis D. Powell is an "audit committee financial expert" as defined by SEC rules.

Responsibilities. The Audit Committee operates under a written charter that has been adopted by the Board. The charter is reviewed annually for changes, as appropriate. The Audit Committee is responsible for general oversight of Applied's auditing, accounting and financial reporting processes, system of internal control over financial reporting, and tax, legal, regulatory and ethical compliance. Applied's management is responsible for: (a) maintaining Applied's books of account and preparing periodic financial statements based thereon; and (b) maintaining the system of internal control over financial reporting. The independent registered public accounting firm is responsible for auditing Applied's annual consolidated financial statements.

Review with Management and Independent Registered Public Accounting Firm. The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed with management and the independent registered public accounting firm, KPMG LLP, together and separately, Applied's audited consolidated financial statements contained in Applied's Annual Report on Form 10-K for fiscal year 2018.

2. The Audit Committee has discussed with KPMG matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board.

3. The Audit Committee has received from KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence.

Based on the review and discussions referred to in paragraphs 1-3 above, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in Applied's Annual Report on Form 10-K for fiscal year 2018 for filing with the SEC.

The Audit Committee appointed KPMG as Applied's independent registered public accounting firm for fiscal year 2019 and recommends to shareholders that they ratify the appointment of KPMG as Applied's independent registered public accounting firm for fiscal year 2019.

This report is submitted by the Audit Committee.

> Dennis D. Powell (Chair)
> Judy Bruner
> Stephen R. Forrest
> Adrianna C. Ma
> Scott A. McGregor

PROPOSAL 4—SHAREHOLDER PROPOSAL TO PROVIDE FOR RIGHT TO ACT BY WRITTEN CONSENT

Kenneth Steiner, whose address and stockholding will be provided by us upon request, has submitted the following proposal. The shareholder proposal will be voted on at the 2019 Annual Meeting only if properly presented by or on behalf of the proponent.

Applied is not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent.

We conducted extensive shareholder outreach efforts to solicit shareholder views on the desirability of action by written consent during the fall of 2018. Please see page 13 for a summary of the input we received from shareholders. Based upon shareholder input, our Governance Committee determined that providing for a right to act by written consent is not warranted.

THE BOARD RECOMMENDS A VOTE AGAINST THIS SHAREHOLDER PROPOSAL.

Shareholder Proposal

Proposal 4 – Shareholder Right to Act by Written Consent

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

Taking action by written consent in place of a special meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle and avoid the cost of a special meeting.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal topic might have received a still higher vote than 67% at Allstate and Sprint if small shareholders had the same access to independent corporate governance data as large shareholders.

A proposal on this same topic won 48%-support from Applied Materials shareholders in 2017. If more shareholders had access to independent corporate governance data the near-majority 48%-vote would have been higher.

Shareholders can act by written consent to elect a new director. This may be of greater importance since the board of directors approved $6 billion of stock repurchases in 2018. Directors at some companies authorize stock buybacks because of personal incentives tied to short-term metrics, such as earnings per share, at the cost of long-term value creation.

The expectation for this proposal is that shareholders will not need to make use of it because its mere existence will be an incentive factor that will help ensue that the future of Applied Materials is well supervised by the Board of Directors and management.

Please vote yes:

Shareholder Right to Act by Written Consent – Proposal 4

Board of Directors Statement in Opposition

The Board of Directors recommends that you vote AGAINST Proposal 4 for the following reasons:

The Board is committed to strong corporate governance and responsiveness to Applied's shareholders, and believes in maintaining policies and practices that serve the best interests of *all* shareholders. Following careful review and consideration, the Board has determined that support for this shareholder proposal is unwarranted, and further continues to

believe that this written consent proposal would unfairly enable holders to circumvent the protections, procedural safeguards and advantages provided to all shareholders through our existing shareholder meeting process in a way that may be detrimental to our shareholders.

Applied is committed to strong corporate governance practices and has meaningful shareholder rights in place. Applied's shareholders have the ability to call special meetings, propose actions for consideration at annual meetings, and can nominate directors through proxy access. The Board believes that these rights provide meaningful accountability and establish a democratic process for all shareholders, unlike a written consent right which can be used in a way that disenfranchises shareholders.

During the fall of 2018, at the request of our Corporate Governance and Nominating Committee, we conducted extensive shareholder outreach efforts to solicit shareholder views on the desirability of action by written consent. We contacted the holders of approximately 45% of our outstanding shares, and engaged in active discussions with holders representing 29% of our outstanding shares. While some shareholders indicated general support for action by written consent, a substantial portion of shareholders with whom we engaged expressed the following:

- Concerns that action by written consent risked their ability to participate in a vote or that they might not be notified;

- Belief that Applied's corporate governance practices and the shareholder rights already provided by Applied, such as the ability to call special meetings at 20% ownership threshold, provide transparency and accountability of the Board to shareholders; and

- View that action by written consent does not provide them with any additional material benefits beyond other rights they are already afforded.

Shareholder Interests are Better Served under Existing Special Meeting Right

The Board believes that Applied's shareholders are best served by holding meetings in which all shareholders are provided with notice of the meeting and an opportunity to consider and discuss the proposed actions and vote their shares. In 2015, Applied implemented a shareholder right to call special meetings following an extensive shareholder outreach effort to hear directly from shareholders. Applied's Bylaws provide that special meetings of Applied's shareholders may be called at the request of the holders of 20% of Applied's outstanding common stock (an ownership threshold supported by an overwhelming majority of the shareholders that responded to the outreach), without limitations on aggregation of ownership or minimum holding periods. This is less than one-half of the percentage of shareholders that would be necessary to act by written consent under the shareholder proposal. Any group of investors proposing to act by written consent could call a special meeting. This special meeting right provides Applied's shareholders a meaningful ability to propose actions for shareholder consideration between annual meetings. Shareholders also have the ability to propose actions for consideration and vote at annual meetings.

All Applied shareholders have the opportunity to participate in annual shareholder meetings and any special shareholder meetings. These shareholder meetings offer important protections and advantages that are absent from the written consent process:

- All shareholders are provided with notice of the meeting and an opportunity to consider the proposed actions and vote their shares.

- The meeting and the shareholder vote take place in an open and transparent manner on a specified date that is publicly announced well in advance, giving all shareholders a chance to express their views and cast their votes.

- The meeting provides shareholders with a forum for discussion and consideration of the proposed action.

- Accurate and complete information about the proposed action is widely distributed in the proxy statement before the meeting, which must contain information about the proposed action as specified by the Securities and Exchange Commission and promotes well-informed consideration on the merits of the proposed action.

- The Board is able to analyze and provide a recommendation with respect to actions proposed to be taken at a shareholder meeting.

Action by Written Consent Can Disenfranchise Shareholders

In contrast, adoption of this proposal would make it possible for the holders of a bare majority of the shares of Applied's outstanding common stock to act alone and take significant corporate actions without any fiduciary duties to other shareholders, without any prior notice to Applied or other Applied shareholders, and without giving all shareholders an opportunity to consider and vote on shareholder actions that may have important ramifications for both Applied and its shareholders. This approach would effectively disenfranchise all of those shareholders who do not have, or are not given, the opportunity to participate in the written consent, and who may not be informed about the proposed action until after it has already been taken.

If this proposal were implemented, proposed shareholder actions involving important decisions could be approved without the important safeguard of advance notice to all Applied shareholders, and without the benefit of enabling all shareholders to consider arguments for and against, express their views, and vote. This written consent procedure could also result in multiple consents being solicited simultaneously on a range of issues, putting shareholders at risk of confusion and resulting in duplicative or contradictory actions. Multiple shareholders could also solicit written consents as frequently as they choose, all of which could result in Applied incurring significant expense and administrative burden with little to no benefit to shareholders. Action by written consent could be used to facilitate very short-term speculation in Applied's common shares or other narrow self-interests, which could be at odds with long-term, sustainable interests of Applied's shareholders. The Board believes that the written consent procedure is more appropriate for a closely-held corporation with a small number of shareholders, and not for a widely-held public company such as Applied.

Current Strong Corporate Governance Practices Demonstrate Responsiveness and Accountability

The Board further believes that Applied's strong corporate governance practices make adoption of this proposal unnecessary. In addition to giving shareholders an expansive right to call special meetings, Applied's corporate governance practices provide transparency and accountability of the Board to all Applied shareholders, and demonstrate that Applied is responsive to shareholder concerns:

- *Annual Election of Board of Directors.* All of Applied's directors are elected annually by shareholders, and shareholders can remove directors with or without cause.

- *Majority Voting Standard.* Applied has adopted a majority voting standard for the election of directors in uncontested elections.

- *Proxy Access for Director Nominations.* Applied has adopted a proxy access bylaw, following extensive outreach and with the support of our shareholders, that allows any shareholder (or group of up to 20 shareholders)

owning 3% or more of Applied's common stock continuously for at least three years, to nominate and include in Applied's proxy statement director nominees constituting up to 20% of the Board (or at least two director nominees).

- *Majority Voting for Charter and Bylaw Amendments.* Applied's charter and bylaw provisions do not have supermajority voting provisions—shareholders can approve binding charter and bylaw amendments with a majority vote.

- *No Shareholder Rights Plan.* Applied does not have a shareholder rights plan, or poison pill.

- *Independent Board Leadership.* Applied has separated the roles of Chairman of the Board and Chief Executive Officer. The Chairman of the Board is an independent director—as are all of the chairs of the committees of the Board.

- *Shareholder Engagement.* We regularly engage with our investors to solicit their views on important issues, and in recent years shareholder feedback has influenced changes to our executive compensation program and corporate governance practices.

In light of Applied's strong corporate governance practices, including the existing right of shareholders to call special meetings, and the ability of shareholders to nominate directors through proxy access, the Board believes that adoption of the shareholder proposal is unnecessary and is not in the best interests of Applied and its shareholders.

 **THE BOARD RECOMMENDS THAT YOU VOTE *AGAINST* THIS PROPOSAL REQUESTING OUR BOARD OF DIRECTORS TAKE STEPS TO PERMIT SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING**

QUESTIONS AND ANSWERS ABOUT THE PROXY STATEMENT AND OUR 2019 ANNUAL MEETING

Q: Why am I receiving these materials?

A: The Board of Directors of Applied Materials is providing these materials to you in connection with its solicitation of proxies for use at Applied's 2019 Annual Meeting of Shareholders. The 2019 Annual Meeting will be held on Thursday, March 7, 2019, at our corporate offices at 3050 Bowers Avenue, Building 1, Santa Clara, California 95054. Shareholders are invited to attend the Annual Meeting and to vote on the proposals described in this proxy statement.

These proxy materials are being provided on or about January 24, 2019 to all shareholders of record of Applied as of January 10, 2019.

Q: What information is contained in these materials?

A: This Proxy Statement contains important information regarding the 2019 Annual Meeting, the proposals on which you are being asked to vote, the voting process and procedures, and information you may find useful in determining how to vote.

If you requested to receive printed proxy materials, these materials also include an accompanying proxy card. If you received more than one proxy card, this generally means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy card or, if you vote via the Internet or by telephone, vote once for each proxy card you receive to ensure that all of your shares are voted.

Q: What proposals will be voted on at the Annual Meeting? What are the Board's recommendations?

A: The following table describes the proposals to be voted on at the Annual Meeting and the Board's voting recommendations:

Proposal	Board Recommendation
1. Election of ten directors	✓ **FOR** each Nominee
2. Approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2018	✓ **FOR**
3. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2019	✓ **FOR**
4. Shareholder proposal requesting that the Board take steps to permit shareholder action by written consent without a meeting	✗ **AGAINST**

At the time this Proxy Statement was mailed, we were not aware of any other matters to be presented at the Annual Meeting other than those set forth in this Proxy Statement and in the notice accompanying this Proxy Statement.

Q: What is the record date? How many shares are entitled to vote?

A: Shareholders who owned Applied common stock at the close of business on January 10, 2019, the record date, are entitled to vote at the Annual Meeting. On the record date, there were 953,856,435 shares of Applied common stock outstanding. Each share of Applied common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.

A complete list of these shareholders will be available at our corporate offices at 3050 Bowers Avenue, Building 1, Santa Clara, California 95054 during regular business hours for the ten days prior to the Annual Meeting. This list also will be available during the Annual Meeting at the meeting location. A shareholder may examine the list for any legally valid purpose related to the Annual Meeting.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Most Applied shareholders hold their shares as beneficial owners (through a broker, bank, or other nominee) rather than as a shareholder of record (directly in their own name).

Shareholders of Record. If your shares are registered directly in your name with Applied's transfer agent, Computershare, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. As a shareholder of record, you have the right to grant your voting proxy directly to Applied or to vote in person at the Annual Meeting. If you requested printed proxy materials, we have enclosed an accompanying proxy card for you to use. You may also submit voting instructions via the Internet or by telephone by following the instructions on the accompanying proxy card, as described below under "How can I vote my shares?"

Beneficial Owners. If your shares are held in a brokerage account or by a broker, bank, or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or other nominee, which is considered the shareholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you request and provide at the Annual Meeting a valid proxy from your broker, bank, or other nominee. Your broker, bank, or other nominee has included a voting instruction form for you to use to direct them how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them.

Q: Can I attend the Annual Meeting?

A: Applied shareholders on the record date or their legal proxy holders may attend the Annual Meeting. To be admitted to the Annual Meeting, you will need a form of photo identification and valid proof of ownership of Applied common stock or a valid legal proxy. If you have a legal proxy from a shareholder of record, you must bring a form of photo identification and the legal proxy to the Annual Meeting. If you have a legal proxy from a street name shareholder, you must bring a form of photo identification, a legal proxy from the record holder (i.e., the bank, broker or other holder of record) to the street name shareholder that is assignable, and the legal proxy from the street name shareholder to you. Each shareholder may appoint only one proxy holder to attend on such shareholder's behalf.

The use of cameras, recording equipment and other electronic devices (including cell phones, tablets, laptops, etc.) is not permitted at the Annual Meeting.

Q: How can I vote my shares?

A: You may vote over the Internet, by telephone, by mail, or in person at the Annual Meeting. Votes submitted by telephone or over the Internet must be received by 11:59 p.m., Eastern Time, on Wednesday, March 6, 2019, unless otherwise indicated.

Voting over the Internet. To vote over the Internet, please follow either the instructions included on your proxy card or the voting instructions you receive by e-mail or that are being provided via the Internet. If you vote over the

Internet, you do not need to complete and mail a proxy card.

Voting by Telephone. If you have requested printed proxy materials, such materials will include instructions for how to vote by telephone. Please follow either the instructions included on your proxy card or voting instruction form. If you vote by telephone, you do not need to complete and mail a proxy card.

Voting by Mail. If you have requested printed proxy materials, you may vote by mail by signing the proxy card and returning it in the prepaid and addressed envelope enclosed with the proxy materials. By signing and returning the proxy card, you are authorizing the individuals named on the proxy card to vote your shares at the Annual Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Annual Meeting so that your shares will be voted if you are unable to attend the Annual Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Voting in Person at the Meeting. If you attend the Annual Meeting and plan to vote in person, we will provide you with a ballot at the Annual Meeting. If you are a shareholder of record, you have the right to vote in person at the Annual Meeting. If you are the beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you will need to bring to the Annual Meeting a legal proxy from your broker or other nominee authorizing you to vote those shares.

Applied Employee Plan Participants. If you own shares purchased through Applied's Employees' Stock Purchase Plan or Applied's Stock Purchase Plan for Offshore Employees that are still held by the plans' recordkeeper and you do not vote these shares, the shares may be voted in accordance with standard brokerage industry practices only on routine matters.

Q: Can I change my vote or revoke my proxy?

A: If you are a shareholder of record, you may change your vote or revoke your proxy at any time before the Annual Meeting. To change your vote or revoke your proxy, you must:

● Sign and return a later-dated proxy card, or enter a new vote over the Internet or by telephone; or

● Provide written notice of the revocation to Applied's Corporate Secretary at: Applied Materials, Inc., Attention: Christina Y. Lai, Corporate Secretary, 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com, before the proxies vote your shares at the Annual Meeting; or

- Attend the Annual Meeting and vote in person.

Only the latest validly-executed proxy that you submit will be counted.

Q: What is the quorum requirement for the Annual Meeting?

A: A majority of the outstanding shares entitled to vote as of the record date must be present at the Annual Meeting to constitute a quorum and in order to conduct business at the Annual Meeting. Your shares are counted as present if you vote in person at the Annual Meeting, over the Internet, by telephone, or by submitting a properly executed proxy card by mail.

Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

Q: How are votes counted?

A: You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to each of the director nominees. If you elect to abstain from voting on the election of directors, the abstention will not have any effect on the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to:

- The approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2018;

- The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2019; and

- The shareholder proposal to provide for right to act by written consent without a meeting.

If you elect to abstain from voting on any of these three proposals, the abstention will have the same effect as an "AGAINST" vote with respect to such proposals.

If you are a shareholder of record and you sign and return your proxy card without giving specific voting instructions, your shares will be voted on the proposals as recommended by our Board and in accordance with the discretion of the persons named on the proxy card with respect to any other matters that may properly come before the Annual Meeting.

If your shares are held in street name and you do not instruct your broker on a timely basis on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. Only the ratification of KPMG LLP as our independent registered public accounting firm is a routine matter. Without your voting instructions, your brokerage firm cannot vote your shares on any other proposal. These unvoted shares, called "broker non-votes," refer to shares held by brokers who have not received voting instructions from their clients and who do not have discretionary authority to vote on non-routine matters. Broker non-votes are not considered entitled to vote and will not affect the outcome of the vote on non-routine proposals. Broker non-votes will not have an effect on the election of any director nominee.

Q: What is the vote requirement to approve each proposal?

A: The following table describes the proposals to be considered at the Annual Meeting, the vote required to elect directors and to adopt each of the other proposals, and the manner in which votes will be counted:

Proposal	Vote Required	Effect of Abstentions	Effect of Broker Non-Votes
1. Election of ten directors	Majority of votes cast	No effect	No effect
2. Approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2018	Majority of shares present and entitled to vote thereon	Same as vote against	No effect
3. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2019	Majority of shares present and entitled to vote thereon	Same as vote against	Brokers have discretion to vote
4. Shareholder proposal requesting that the Board take steps to permit shareholder action by written consent without a meeting	Majority of shares present and entitled to vote thereon	Same as vote against	No effect

Q: Who will count the votes? Where can I find the voting results of the Annual Meeting?

A: Votes will be tabulated by an independent inspector of elections appointed for the Annual Meeting. Preliminary voting results will be announced at the Annual Meeting. Final voting results will be reported in a Current Report on Form 8-K, which will be filed with the SEC following the Annual Meeting.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: Applied will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. We have hired Innisfree M&A Incorporated to assist in the distribution and solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger, or via the Internet. In addition to the estimated proxy solicitation cost of $20,000, plus reasonable out-of-pocket expenses for this service, we will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to shareholders.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with SEC rules, we are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder. On January 24, 2019, we commenced mailing a Notice of Internet Availability to our shareholders (other than those who had previously requested electronic or paper delivery) containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice of Internet Availability also instructs you on how to vote over the Internet.

This process is designed to expedite shareholders' receipt of proxy materials, lower the cost of the Annual Meeting and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Q: I share an address with another shareholder and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

A: Under a practice approved by the SEC called "householding," shareholders who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one mailed copy of our proxy materials, unless one or more of these shareholders notifies us that he or she wishes to receive individual copies. Shareholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another shareholder and received only one set of proxy materials and would like to request a separate paper copy of these materials, please: (1) go to www.proxyvote.com and follow the instructions provided; (2) send an e-mail message to investor_relations@amat.com with "Request for Proxy Materials" in the subject line and provide your name, address and the control number indicated on your proxy card or Notice of Internet Availability; or (3) call our Investor Relations department at (408) 748-5227.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Applied's directors and executive officers, and holders of more than 10% of Applied common stock to file with the SEC reports about their ownership of common stock and other equity securities of Applied. Such directors, officers and 10% shareholders are required by SEC rules to furnish Applied with copies of all Section 16(a) forms they file.

SEC rules require us to identify in this Proxy Statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms we received and written representations from certain of the reporting persons, we believe that during fiscal 2018, all Section 16(a) filing requirements were satisfied on a timely basis.

Shareholder Proposals or Nominations for 2020 Annual Meeting

If a shareholder would like us to consider including a proposal in the proxy statement for our 2020 Annual Meeting pursuant to Rule 14a-8 of the Exchange Act, the proposal must be received by our Corporate Secretary at our principal executive offices on or before September 26, 2019.

For a shareholder's notice of nomination of one or more director candidates to be included in our proxy statement and ballot pursuant to the proxy access right included in Section 2.15 of our Bylaws, it must be received by our Corporate Secretary at our principal executive offices no earlier than August 27, 2019, and no later than the close of business on September 26, 2019. The notice must contain the information required by our Bylaws, and the shareholder(s) and nominee(s) must comply with the information and other requirements in our Bylaws relating to the inclusion of shareholder nominees in our proxy materials.

If a shareholder seeks to propose other business or nominate a director, but does not seek to include a proposal or director nominee in our proxy statement for our 2020 Annual Meeting, notice must be received by our Corporate Secretary at our principal executive offices no earlier than November 23, 2019, and no later than the close of business on December 23, 2019.

Our Bylaws contain specific requirements regarding a shareholder's ability to nominate a director or to submit a proposal for consideration at an upcoming meeting. If you would like a copy of our Bylaws, please contact our Corporate Secretary by mail addressed to Christina Y. Lai, Corporate Secretary, Applied Materials, Inc., 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com.

No Incorporation by Reference

In Applied's filings with the SEC, information is sometimes "incorporated by reference." This means that we are referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC rules, the "Audit Committee Report" and the "Human Resources and Compensation Committee Report" contained in this Proxy Statement are not incorporated by reference into any of our other filings with the SEC, except to the extent we specifically incorporate either report by reference into a filing. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

YOU MAY OBTAIN A COPY OF APPLIED'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 28, 2018 ON OUR WEBSITE AT *www.appliedmaterials.com* OR WITHOUT CHARGE BY SENDING A WRITTEN REQUEST TO APPLIED MATERIALS, INC., 3050 BOWERS AVENUE, P.O. BOX 58039, M/S 1261, SANTA CLARA, CALIFORNIA 95052-8039, ATTN: INVESTOR RELATIONS.

By Order of the Board of Directors

Santa Clara, California
January 24, 2019

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTED FINANCIAL MEASURES

	Fiscal Year				
	2018	2017	2016	2015	2014
	(In millions, except per share amounts)				
Non-GAAP Adjusted Earnings Per Diluted Share					
Reported earnings per diluted share—GAAP basis[1]	$ 3.23	$ 3.17	$ 1.54	$ 1.12	$ 0.87
Certain items associated with acquisitions[2]	0.18	0.16	0.16	0.14	0.13
Impairment (gain on sale) of strategic investments, net	(0.02)	—	—	—	—
Acquisition integration costs	—	—	—	—	0.02
Certain items associated with terminated business combination[3]	—	—	—	0.03	0.05
Gain on derivatives associated with terminated business combination, net	—	—	—	(0.05)	(0.02)
Inventory charges (reversals) related to restructuring and asset impairments[4]	—	—	—	0.03	—
Other gains, losses or charges, net	—	(0.01)	0.01	0.01	—
Income tax effect of changes in applicable U.S. tax laws[5]	1.08	—	—	—	—
Resolution of prior years' income tax filings, reinstatement of federal R&D tax credit and other tax items[1]	(0.02)	(0.07)	0.04	(0.09)	0.02
Non-GAAP adjusted earnings per diluted share	$ 4.45	$ 3.25	$ 1.75	$ 1.19	$ 1.07
Weighted average number of diluted shares	1,026	1,084	1,116	1,226	1,231

[1] Amounts for fiscal 2017 included the recognition of the previously unrecognized foreign tax credits. Amounts for fiscal 2015 included an adjustment to decrease the provision for income taxes by $28 million with a corresponding increase in net income, resulting in an increase in diluted earnings per share of $0.02. The adjustment was excluded in Applied's non-GAAP adjusted results and was made primarily to correct an error in the recognition of cost of sales in the U.S. related to intercompany sales, which resulted in overstating profitability in the U.S. and the provision for income taxes in immaterial amounts in each year since fiscal 2010.

[2] These items are incremental charges attributable to acquisitions, consisting of amortization of purchased intangible assets.

[3] These items are incremental charges related to the terminated business combination agreement with Tokyo Electron Limited, consisting of acquisition-related and integration planning costs.

[4] Results for fiscal 2015 primarily included $35 million of inventory charges, $17 million of restructuring charges and asset impairments related to cost reductions in the solar business, and a $2 million favorable adjustment of restructuring reserves related to prior restructuring plans.

[5] Charges to income tax provision related to a one-time transition tax and a decrease in U.S. deferred tax assets as a result of the recent U.S. tax legislation.

	Fiscal Year
	2018
	(In millions, except percentages)
Non-GAAP Adjusted Gross Profit	
Reported gross profit—GAAP basis	$7,817
Certain items associated with acquisitions[1]	179
Non-GAAP Adjusted Gross Profit	$7,996
Non-GAAP Adjusted Gross Margin (% of net sales)	46.3%

[1] These items are incremental charges attributable to acquisitions, consisting of amortization of purchased intangible assets.

	Fiscal Year				
	2018	2017	2016	2015	2014
	(In millions, except percentages)				
Non-GAAP Adjusted Operating Income					
Reported operating income—GAAP basis	$4,796	$3,868	$2,152	$1,693	$1,520
Certain items associated with acquisitions[1]	197	191	188	185	183
Acquisition integration costs	5	3	2	2	34
Certain items associated with terminated business combination[2]	—	—	—	50	73
Gain on derivatives associated with terminated business combination, net	—	—	—	(89)	(30)
Inventory charges (reversals) related to restructuring and asset impairments[3,4,5]	—	—	(3)	49	5
Other gains, losses or charges, net	—	(12)	8	6	(4)
Non-GAAP adjusted operating income	$4,998	$4,050	$2,347	$1,896	$1,781
Non-GAAP adjusted operating margin	29.0%	27.9%	21.7%	19.6%	19.6%

[1] These items are incremental charges attributable to completed acquisitions, consisting of amortization of purchased intangible assets.

[2] These items are incremental charges related to the terminated business combination agreement with Tokyo Electron Limited, consisting of acquisition-related and integration planning costs.

[3] Results for fiscal 2016 included adjustments associated with the cost reductions in the solar business.

[4] Results for fiscal 2015 primarily included $35 million of inventory charges, $17 million of restructuring charges and asset impairments related to cost reductions in the solar business, and a $2 million favorable adjustment of restructuring reserves related to prior restructuring plans.

[5] Results for fiscal 2014 included $5 million of employee-related costs related to the restructuring program announced on October 3, 2012.

Use of Non-GAAP Adjusted Financial Measures

Management uses non-GAAP adjusted financial measures to evaluate the Company's operating and financial performance and for planning purposes, and as performance measures in its executive compensation program. Applied believes these measures enhance an overall understanding of its performance and investors' ability to review the Company's business from the same perspective as the Company's management and facilitate comparisons of results for the periods presented on a consistent basis by excluding items that management does not believe are indicative of Applied's ongoing operating performance.

The non-GAAP adjusted financial measures presented above are adjusted to exclude the impact of certain costs, expenses, gains and losses, including certain items related to mergers and acquisitions; restructuring charges and any associated adjustments; impairments of assets, or investments; gain or loss on sale of strategic investments; certain income tax items and other discrete adjustments. Additionally, fiscal 2018 non-GAAP results exclude estimated discrete income tax expense items associated with recent U.S. tax legislation. Reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are provided in the financial tables presented above. There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles, may be different from non-GAAP financial measures used by other companies, and may exclude certain items that may have a material impact upon our reported financial results. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP.

DIRECTIONS TO APPLIED MATERIALS BOWERS CAMPUS

3050 Bowers Avenue, Building 1, Santa Clara, California 95054



US 101
Lawrence Expwy
Bowers Campus
Augustine
Scott Blvd
Oakmead Village Dr
5
6
11
3
Café
2
12
1
Bowers Ave
Central Expwy
Parking
Kifer Rd
Interstate 280
Building 1
Lobby
Bowers Ave
Central Expwy

DIRECTIONS FROM HIGHWAY 101

Exit onto Bowers Avenue / Great America Parkway
Proceed to Bowers Avenue
Cross Scott Boulevard
Applied Materials Bowers Campus is on your right
Turn RIGHT into the 2nd driveway between Buildings 1 and 2
Proceed between Buildings 1 and 2 to the covered parking lot
The entrance to Building 1 is located to the left of the parking lot

DIRECTIONS FROM INTERSTATE 280

Exit onto Lawrence Expressway / Stevens Creek Boulevard
Proceed to Lawrence Expressway North. Continue for approximately 4 miles
Turn RIGHT onto Arques Avenue
Proceed on Arques Avenue, which becomes Scott Boulevard
Turn RIGHT onto Bowers Aveune
Applied Materials Bowers Campus is on your right
Turn RIGHT into the 2nd driveway between Buildings 1 and 2
Proceed between Buildings 1 and 2 to the covered parking lot
The entrance to Building 1 is located to the left of the parking lot